                                               Filed Pursuant to Rule 424(b)(4)
                                      of the Securities Act of 1933, as amended


PROSPECTUS

dated October 15, 1996

                                1,260,000 SHARES


                           DUCKWALL-ALCO STORES, INC.

                                  COMMON STOCK


Of the 1,260,000 shares of Common Stock of Duckwall-ALCO Stores, Inc. (the ``Company'') offered hereby, 900,000 shares are being sold by the Company and 360,000 shares are being sold by certain stockholders (``Selling
Stockholders''). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See ``Principal and Selling Stockholders.''

The Common Stock of the Company is traded on the Nasdaq National Market under the symbol ``DUCK.'' On October 14, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $13.125 per share. See ``Price Range of Common Stock.''


SEE ``RISK FACTORS'' BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=================================================================================================================================

                                          PRICE TO            UNDERWRITING            PROCEEDS TO             PROCEEDS TO
                                           PUBLIC             DISCOUNT <F1>          COMPANY <F2>         SELLING STOCKHOLDERS
---------------------------------------------------------------------------------------------------------------------------------
Per Share..........................        $13.00                $.77                  $12.23                     $12.23
---------------------------------------------------------------------------------------------------------------------------------
Total <F3>.........................     $16,380,000            $970,200              $11,007,000                $4,402,800
=================================================================================================================================

<F1> The Company and the Selling Stockholders have agreed to indemnify the
     Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See ``Underwriting.''

<F2> Before deducting expenses estimated at $275,000, which will be paid by the
     Company.

<F3> The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 189,000 additional shares of Common Stock, solely to cover over-allotments, if any, at the per share Price to Public less the Underwriting Discount. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $18,837,000, $1,115,730 and $13,318,470, respectively. See
     ``Underwriting.''

                           --------------------------

The shares of Common Stock are offered by the several Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about October 18, 1996.


PIPER JAFFRAY INC.

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                                                      STIFEL, NICOLAUS & COMPANY

                                                               INCORPORATED

                                   [PICTURES]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET SYSTEM. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE ``UNDERWRITING.''

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes the Underwriters' over-allotment option has not been exercised (see ``Underwriting''). The Company operates on a fiscal year basis which ends on the Sunday which falls most closely to January 31 of each year. The Company is currently operating in fiscal 1997. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause such a disparity include, but are not limited to, those discussed in ``Risk Factors.'' Prospective investors should carefully consider the information set forth under the heading ``Risk Factors.''

                                  THE COMPANY

    Duckwall-ALCO Stores, Inc. (the ``Company''), which was established in 1901, is a regional retailer operating, as of September 4, 1996, 173 stores in 16 states in the central United States. Under the names ``ALCO'' and ``Duckwall,'' the Company's strategy is to target smaller markets not served by other regional or national retail discount chains and provide the most convenient access to retail shopping within each market. The Company's ALCO discount stores offer a full line of merchandise consisting of approximately 35,000 items, including automotive, candy, crafts, domestics, electronics, fabrics, furniture, hardware, health and beauty aids, housewares, jewelry, ladies', men's and children's apparel and shoes, pre-recorded music and video, sporting goods, seasonal items, stationery and toys. The Company's smaller Duckwall variety stores offer a more limited selection of merchandise.

    Of the Company's 121 ALCO discount stores, 77 stores are located in communities which do not have another full service discounter. The Company intends to continue its strategy of opening ALCO stores in markets that do not have other discount retailers and where the opening of an ALCO store would significantly reduce the likelihood of the entry by other competitors in the market. The ALCO stores accounted for approximately 95% of the Company's fiscal 1996 net sales. While the current ALCO stores average approximately 23,300 square feet of selling space, the Company's store expansion program is primarily directed toward stores with a design prototype of approximately 18,000 square feet of selling space, which, based on the Company's experience, has been a design that maximizes return on investment for newly-constructed stores (referred to as ``Class 18 Stores'').

    The Company's 52 Duckwall variety stores are primarily located in communities of less than 2,500 residents and are designed to act as the primary convenience retailer in these smaller communities. These stores, which accounted for the remaining 5% of the Company's fiscal 1996 net sales, average approximately 4,800 square feet of selling space and offer approximately 12,000 items. Operating Duckwall stores offers the Company the opportunity to serve the needs of a community that would not support a full service retail discount store with a reduced investment per store and a higher return on investment than the Company's average.

    The Company believes that its strong operating performance and improved financial condition over the last four fiscal years and the first twenty-six weeks of the current fiscal year is the result of the focused execution of a business strategy that includes the following key components:

        Markets: The Company intends to open ALCO stores in towns with populations of typically less than 5,000 which are in trade areas with populations of less than 16,000 where: (1) there is no direct competition from national or regional discount retailers; (2) economic and demographic criteria indicate the market is able to commercially support a discount retailer; and (3) the opening of an ALCO store would significantly reduce the likelihood of the entry into such market by another discount retailer. This strategy has guided the Company in both its opening of new stores and in the closing of existing stores.

        Market Selection: The Company has a detailed process which it uses to analyze under-served markets which includes examining factors such as distance from competition, trade area, disposable income and retail sales levels. Markets that are determined to be sizable enough to support an ALCO or a Duckwall store, and that have no direct competition from another discount retailer, are examined closely and eventually selected or passed over by the Company's experienced management team. As of September 4, 1996, the Company's management had approximately 166 markets which it had identified for possible ALCO stores and was in the site selection or development process in 34 of those markets.

        Store Expansion: The Company's expansion program for ALCO stores is designed around the prototype Class 18 Store. This prototype details for each new store plans for shelf space, merchandise presentation, store items to be offered, parking, storage, as well as other store design considerations. The 18,000 square feet of selling space is large enough to permit a full line of the Company's merchandise, while minimizing capital expenditures, required labor costs and general overhead costs. Generally, the Company has expanded its ALCO stores through internal development efforts on a location-by-location basis. Recently, however, the Company entered into a definitive agreement to assume 14 leases and purchase the related fixtures for ALCO stores in eastern Indiana and western Ohio (the ``Real Estate Transaction''). The Company's expansion strategy for the Duckwall variety store is based on opportunities presented to the Company in and by those communities where there is demand and where existing premises are available for lease at a relatively low cost and with limited financial commitment.

        Technology: The Company is continually improving its management information technologies in order to reduce costs, improve customer service, and enhance general business planning. The Company's accounting and information systems and merchandise and inventory planning systems have recently been enhanced and are in the process of being implemented. The Company has undertaken a $2.3 million project to upgrade the back office equipment and software being used at the ALCO stores for sales processing. This project is expected to extend the life of the current point-of-sale equipment, as well as to improve efficiencies in training and operations and is expected to be completed in fiscal 1998. In conjunction with the project, the ALCO stores will be equipped with radio frequency hand held devices to allow for additional efficiencies in processing inventory receipts and counts.

        Advertising and Promotion: The Company utilizes full-color photography advertising circulars of 8 to 20 pages distributed by insertion into newspapers or direct mail where newspaper service is inadequate. These circulars are distributed approximately 41 times per year in ALCO markets. In its Duckwall markets, the Company advertises approximately 12 times a year during seasonal promotions. The Company's marketing program is designed to create an awareness, on the part of its identified target customer base, of the Company's comprehensive selection of merchandise and its competitive pricing.

        Store Environment: The Company's stores are open, clean, bright and offer a pleasant atmosphere with disciplined product presentation, attractive displays and efficient check-out procedures. The Company strives to staff its stores with courteous, highly motivated, knowledgeable store associates in order to provide a convenient, friendly and enjoyable shopping experience.

    The Company's growth strategy is to increase sales and profitability at existing stores by continually refining the merchandising mix and improving operating efficiencies, and to open new stores in under-served markets in the central United States. The Company plans to open a total of 15 ALCO stores and 15 Duckwall stores and close 1 ALCO store in the current fiscal year, and open 25 ALCO stores (including the 14 locations involved with the Real Estate Transaction) and at least 15 Duckwall stores during fiscal year 1998, and a minimum of 16 ALCO stores and 15 Duckwall stores during fiscal year 1999.

                                  THE OFFERING

Common Stock offered:

    By the Company..............................  900,000 shares

    By the Selling Stockholders.................  360,000 shares

        Total...................................  1,260,000 shares

Common Stock outstanding after the offering.....  4,900,523 shares <F1>

Use of proceeds.................................  The Company intends to use the net proceeds of the offering to fund the opening of new stores. Pending such use, the Company intends to use the net proceeds to repay
                                                    indebtedness under its revolving loan credit facility.

Nasdaq National Market symbol...................  DUCK

--------

<F1> Excludes 188,325 Shares of Common Stock for which options have been granted under the Company's Incentive Stock Option Plan and includes 1,013 Shares of Common Stock issued in August and September of 1996 pursuant to options exercised by former employees of the Company.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                                TWENTY-SIX WEEKS
                                                                FISCAL YEAR ENDED                                     ENDED
                                       -------------------------------------------------------------------    ---------------------
                                       FEBRUARY 2,   JANUARY 31,   JANUARY 30,   JANUARY 29,   JANUARY 28,    JULY 30,    JULY 28,
                                        1992<F1>        1993          1994          1995          1996          1995        1996
                                       -----------   -----------   -----------   -----------   -----------    ---------   ---------
                                                                                                                   (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
    Net sales.........................  $210,812      $217,236      $225,903      $242,144      $256,454       $117,532    $127,774
    Gross margin......................    66,181        68,402        71,686        78,964        83,158         38,393      41,962
    Income from operations............     5,561         7,038         8,304        10,207        11,047          4,012       4,715
    Interest expense..................     5,197         4,284         4,091         3,390         2,958          1,417       1,592
    Net earnings (loss)...............  $   (794)     $  1,559      $  2,260      $  4,130      $  5,130       $  1,609    $  1,927
    Earnings (loss) per common and
      common equivalent
      share<F2><F3>...................  $   (.50)     $    .57      $    .80      $   1.51      $   1.28       $    .40    $    .48
    Weighted average common and common
      equivalent shares
      outstanding<F3>................. 1,575,813     2,006,250     2,006,250     2,737,620     4,014,351      4,007,909   4,033,522
OPERATING DATA:
    Stores open at period-end.........       104           110           121           138           156            146         170
    Stores in noncompetitive markets
      at period-end<F4>...............        48            57            72            91           110            100         123
    Percentage of total stores in
      non-competitive markets<F4>.....     46.2%         51.8%         59.5%         65.9%         70.5%          68.4%       72.4%
    Net sales of stores in non-
      competitive markets<F4>.........  $ 84,835      $ 96,243      $112,590      $132,743      $151,733       $ 69,252    $ 80,793
    Percentage of net sales from
      stores in non-competitive
      markets<F4>.....................     40.2%         44.3%         49.8%         54.8%         59.2%          58.9%       63.2%
    Comparable store sales for all
      stores<F5>......................     (4.2%)        (0.3%)         0.0%          1.1%         (3.2%)         (4.2%)      (1.5%)
    Comparable store sales for stores
      in non-competitive
      markets<F4><F5>.................      0.0%          2.7%          4.0%          2.7%         (1.0%)         (1.4%)       0.2%

                                                                                          JULY 28, 1996
                                                                                   ---------------------------
                                                                                    ACTUAL     AS ADJUSTED<F6>
                                                                                   --------    ---------------
BALANCE SHEET DATA:
    Working capital.............................................................   $ 56,786       $ 56,786
    Total assets................................................................    123,072        123,072
    Total debt (includes capital lease obligation and current maturities).......     35,719         24,987
    Stockholders' equity........................................................     55,614         66,346

---------

<F1> Net loss and the related loss per share amounts for the fiscal year ended
     February 2, 1992 as presented above exclude an extraordinary gain from discharge of indebtedness of $43,101 related to the Company's 1991 Reorganization. The extraordinary gain has been excluded from the above table because it is not relevant to ongoing operations.

<F2> Earnings per common and common equivalent share for fiscal 1993 and 1994 includes the dilutive effect of accretion in the carrying value of a redeemable common stock purchase warrant of $408 and $645, respectively. See Note 1(i) of Notes to Consolidated Financial Statements.

<F3> Pro forma earnings (loss) per common and common equivalent share for fiscal 1992, 1993 and 1994 amounted to $(.41), $.66 and $.96, respectively, based on pro forma weighted average common and common equivalent shares outstanding of 1,925,813, 2,356,250 and 2,356,250, respectively. See Note 1(i) of Notes to Consolidated Financial Statements.

<F4> ``Non-competitive'' markets refer to those markets where there is not a national or regional discount store located in the primary market served by the Company. The Company's stores in such non-competitive markets nevertheless face competition from various sources. See
     ``Business--Competition.''

<F5> Percentages reflect the increase or decrease based upon a comparison of the applicable fiscal year with the immediately preceding fiscal year for stores open during the entirety of both years.

<F6> Adjusted to reflect the issuance of 900,000 shares of Common Stock offered by the Company hereby, based on an offering price of $13.00 per share, less the underwriting discount and estimated offering expenses, and the application of the net proceeds therefrom. See ``Use of Proceeds'' and ``Capitalization.''

                                  RISK FACTORS

    Prospective investors should carefully consider the following risk factors as well as the other information contained in this Prospectus.

EXPANSION PLANS

    The continued growth of the Company is dependent, in large part, upon the Company's ability to open and operate new stores on a timely and profitable basis. The Company plans to open approximately 30 stores in the current fiscal year and 40 (assuming the Real Estate Transaction is completed) and 31 in fiscal 1998 and 1999, respectively. If the Real Estate Transaction is not completed, the Company will open fewer stores in fiscal 1998. While the Company believes that adequate sites are currently available, the rate of new store openings is subject to various contingencies, many of which are beyond the Company's control. These contingencies include the availability of acceptable communities for store locations, the Company's ability to secure suitable store sites on a timely basis and on satisfactory terms, the Company's ability to hire, train and retain qualified personnel, the availability of adequate capital resources and the successful integration of new stores into existing operations. There can be no assurance that the Company will be able to continue to successfully identify and obtain new store sites or that once obtained, the new stores will achieve satisfactory sales or profitability.

COMPETITION

    The Company's strategy is to locate its ALCO stores in smaller retail markets where there is no competing discount retail store within the primary trade area and where the Company believes the opening of a store would significantly reduce the likelihood of such a competitor entering the market. No assurance can be given, however, that competition will not emerge in such markets which, if developed, could seriously reduce the prospect of a profitable store in such market. In those markets in which the Company has direct competition, it often competes with national or regional discount stores which often have substantially greater financial and other resources than the Company. See ``Business--Competition.''

GOVERNMENT REGULATION

    The Company is subject to numerous federal, state and local government laws and regulations, including those relating to the development, construction and operation of the Company's stores. The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, laws and regulations relating to overtime and working and safety conditions and citizenship requirements. Material increases in the cost of compliance with any applicable law or regulation and similar matters could materially and adversely affect the Company.

    Congress recently enacted The Small Business Job Protection Act of 1996 (the ``Act''), raising the hourly minimum wage from $4.25 to $4.75 effective as of October 1, 1996 and to $5.15 effective as of September 1, 1997. The majority of the Company's employees are paid hourly wages below these increased minimum wage rates. As a result, the Act will increase the Company's payroll expense. The Company intends to offset this increase in expense through the implementation of measures, including, but not limited to, reducing employee hours and increasing gross margins (through increased prices and reduced costs). If these measures are not successful, the higher minimum wage could materially and adversely affect the Company.


CONTROL BY SIGNIFICANT STOCKHOLDER

    Kansas Public Employees Retirement System (``KPERS'') is a principal stockholder of the Company and a Selling Stockholder in this offering. Upon consummation of this offering, KPERS will be the beneficial owner of 20.8% of the outstanding shares of Common Stock (or 20.0% if the Underwriters' over-allotment option is fully exercised). Accordingly, KPERS will continue to have the ability to exercise significant influence over the business and affairs of the Company. See ``Principal and Selling Stockholders'' for certain information as to shared voting and investment powers under investment advisory agreements with respect to the shares owned by KPERS.

QUARTERLY FLUCTUATIONS

    Quarterly results of operations have historically fluctuated as a result of retail consumers' purchasing patterns, with the highest quarter in terms of sales and profitability being the fourth quarter. Quarterly results of operations will likely continue to fluctuate significantly as a result of such patterns and may fluctuate due to the timing of new store openings.

ECONOMIC CONDITIONS

    Similar to other retail businesses, the Company's operations may be affected adversely by general economic conditions and events which result in reduced consumer spending in the markets served by its stores. Also, smaller communities where the Company's stores are located may be dependent upon a few large employers or may be significantly affected by economic conditions in the industry upon which the community relies for its economic viability, such as the agricultural industry. This may make the Company's stores more vulnerable to a downturn in a particular segment of the economy than the Company's competitors which operate in markets which are larger metropolitan areas where the local economy is more diverse.

DEPENDENCE ON OFFICERS

    The development of the Company's business has been largely dependent on the efforts of its current management team headed by Glen L. Shank and nine other officers. The loss of the services of one or more of these officers could have a material adverse effect on the Company.

NO RECENT DIVIDEND PAYMENTS; RESTRICTIONS ON PAYMENT OF DIVIDENDS

    The Company has not paid a cash dividend on the Common Stock for more than five years, and it has no plans to commence paying cash dividends on the Common Stock. The Company's current revolving loan credit facility prohibits the payment of dividends.

                                  THE COMPANY

    The Company was founded as a general merchandising operation at the turn of the century in Abilene, Kansas by A. L. Duckwall. From its founding until 1968, the Company conducted its retail operations as small variety or ``dime'' stores. In 1968, the Company followed an emerging trend to discount retailing when it opened its first ALCO discount store. From 1975 to 1985, the Company's sales increased from $92 million to $364 million and the number of stores grew from 105 to 158.

    In September 1985, the Company was purchased by a group of investors in a leveraged buyout. Soon thereafter, the Company began to suffer losses principally caused by increased competition from larger competitors, such as Wal-Mart, and its increased debt service. During 1987 and 1988, it became evident that many of the Company's stores were suffering sales declines and either were unprofitable or were soon to become unprofitable. Since virtually all of these stores were operated under long-term leases, it was financially difficult to close a store unless the lease could be assigned or the property sublet. During the period from February 1, 1986 to February 1, 1989, the Company closed 20 stores but was able to sublet or assign only one lease.

    In mid-1988, Glen L. Shank, then vice president of merchandising, became the president of the Company. Although management attempted to deal with the Company's problems, the financial burdens placed on the Company by declining sales, the increased debt service requirements from the leveraged buyout and its inability to close non-performing stores on an acceptable basis made improvement extremely difficult. As a result, on May 8, 1989, the Company filed a Chapter 11 petition to reorganize its affairs in the United States Bankruptcy Court for the District of Kansas (the ``Bankruptcy Proceeding''). After operating approximately two years under the Bankruptcy Proceeding, the Company successfully effected a reorganization in May 1991 (the ``1991 Reorganization''). In addition to restructuring the Company's equity and indebtedness, the Bankruptcy Proceeding and the 1991 Reorganization enabled the Company to close 51 stores on an acceptable basis primarily where there was direct competition from national retail discounters. The 1991 Reorganization also allowed the Company to renegotiate lease terms on 23 other stores and develop its current business strategy.

    As of September 4, 1996, the Company operated 173 retail stores located in the central United States, consisting of 121 ALCO retail discount stores and 52 Duckwall variety stores.

    The Company was incorporated on July 2, 1915 under the laws of Kansas. The Company's executive offices are located at 401 Cottage Street, Abilene, Kansas 67410-0129, and its telephone number is (913) 263-3350.


                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 900,000 shares of Common Stock offered by the Company hereby are estimated to be $10,732,000 (based on a public offering price of $13.00 per share) after deducting the underwriting discount and estimated offering expenses payable by the Company. The net proceeds of the offering will be used to fund the opening of new stores. Pending such use, the net proceeds will be used to repay outstanding balances under the Company's revolving loan credit facility (the ``Revolving Loan Credit Facility''). Advances under the Revolving Loan Credit Facility bear interest at the prime rate plus 0.5%. The Revolving Loan Credit Facility expires in February 1999, and, provided such agreement is not otherwise renewed or extended, all advances shall be then due. Funds advanced to the Company pursuant to the Revolving Loan Credit Facility during the last fiscal year were used as working capital, in particular to fund the building of new stores, purchase of inventory, and to meet other short term cash requirements.

    The Company will not receive any proceeds from the sale of the 360,000 shares of Common Stock offered by the Selling Stockholders hereby.


                                DIVIDEND POLICY

    The Company has not paid any dividends on the Common Stock for more than five years, and it is not anticipated that dividends will be declared in the foreseeable future. The Company's Revolving Loan Credit Facility prohibits the payment of dividends by the Company. See Note 4 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

                             (DOLLARS IN THOUSANDS)


     The following table sets forth (i) the actual short-term debt and capitalization of the Company at July 28, 1996 and (ii) the short-term debt and capitalization of the Company as adjusted to give effect to the issuance and sale of the 900,000 shares of Common Stock offered by the Company hereby at a public offering price of $13.00 per share, less the underwriting discount and estimated offering expenses, and the application of the estimated net proceeds therefrom.

                                                                                              JULY 28, 1996
                                                                                         -----------------------
                                                                                         ACTUAL      AS ADJUSTED
                                                                                         -------     -----------
INDEBTEDNESS:
    Current maturities of long-term debt.............................................    $   752       $   752
    Current maturities of capital lease obligations..................................        637           637
                                                                                         -------       -------
        Total current maturities of long-term debt and capital lease obligations.....    $ 1,389       $ 1,389
                                                                                         =======       =======
    Notes payable under Revolving Loan Credit Facility...............................    $21,353       $10,621
    Long-term debt, excluding current maturities.....................................      3,540         3,540
    Capital lease obligations, excluding current maturities..........................      9,437         9,437
                                                                                         -------       -------
        Total long-term debt and capital lease obligations, excluding current
        maturities...................................................................     34,330        23,598
                                                                                         -------       -------
STOCKHOLDERS' EQUITY:
    Common Stock, $.0001 par value; 20,000,000 shares authorized; 3,999,510 shares issued and outstanding, actual; 4,899,510 issued and outstanding, as adjusted
     <F1>............................................................................          1             1
    Additional paid-in capital.......................................................     41,316        52,048
    Retained earnings since June 2, 1991.............................................     14,297        14,297
                                                                                         -------       -------
        Total stockholders' equity...................................................     55,614        66,346
                                                                                         -------       -------
            Total capitalization.....................................................    $89,944       $89,944
                                                                                         =======       =======

--------

<F1> Excludes 188,325 shares of Common Stock for which options have been granted under the Company's Incentive Stock Option Plan and 1,013 shares of Common Stock issued in August and September of 1996 pursuant to options exercised by former employees of the Company.


                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is quoted on the Nasdaq National Market under the symbol ``DUCK.'' The table below sets forth for the periods indicated the high and low sale prices for the Company's Common Stock as reported by the Nasdaq National Market.


                                                                                 HIGH       LOW
                                                                                -------   -------
FISCAL 1995
Third quarter (Initial trade made on October 27, 1994).......................   $ 9 1/2   $ 9
Fourth quarter...............................................................     9 3/4     9

FISCAL 1996
First quarter................................................................   $ 9 3/4   $ 8 3/4
Second quarter...............................................................    10 3/4     8 3/4
Third quarter................................................................    11 7/8    10 3/8
Fourth quarter...............................................................    11 1/4     9 1/2

FISCAL 1997
First quarter................................................................   $11 5/8   $ 8 3/4
Second quarter...............................................................    15 1/2    12 7/8
Third quarter (through October 14, 1996).....................................    14 1/2    12 1/4

    On October 14, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $13.125 per share. As of October 10, 1996, there were approximately 1,400 holders of record of the Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND STORE DATA)

     The selected consolidated financial data presented below for, and as of the end of, each of the last five fiscal years under the captions Statements of Operations Data and Balance Sheet Data have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data as of July 28, 1996 and for the twenty-six week periods ended July 30, 1995 and July 28, 1996 have been derived from the unaudited consolidated financial statements of the Company for such periods and include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial position and results of operations at and for such periods. The Company's results of operations for the twenty-six week period ended July 28, 1996 may not be indicative of its results of operations for the full year. This data should be read in conjunction with ``Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the consolidated financial statements, related notes, and other financial information included herein.

                                                           FISCAL YEAR ENDED                              TWENTY-SIX WEEKS ENDED
                                    -------------------------------------------------------------------   -----------------------
                                    FEBRUARY 2,   JANUARY 31,   JANUARY 30,   JANUARY 29,   JANUARY 28,    JULY 30,    JULY 28,
                                     1992<F1>        1993          1994          1995          1996          1995        1996
                                    -----------   -----------   -----------   -----------   -----------    ---------   ---------
                                                                                                                (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
    Net sales......................  $210,812      $217,236      $225,903      $242,144      $256,454       $117,532    $127,774
    Cost of sales..................   144,631       148,834       154,217       163,180       173,296         79,139      85,812
                                    ---------     ---------     ---------     ---------     ---------      ---------   ---------
    Gross margin...................    66,181        68,402        71,686        78,964        83,158         38,393      41,962
    Selling, general and
      administrative expenses......    56,388        57,086        59,432        65,477        69,018         32,884      35,458
    Depreciation and
      amortization.................     4,232         4,278         3,950         3,280         3,093          1,497       1,789
                                    ---------     ---------     ---------     ---------     ---------      ---------   ---------
    Income from operations.........     5,561         7,038         8,304        10,207        11,047          4,012       4,715
    Interest expense...............     5,197         4,284         4,091         3,390         2,958          1,417       1,592
    Other expense (income), net....     1,520           503           823           156          (185)             0           0
                                    ---------     ---------     ---------     ---------     ---------      ---------   ---------
    Earnings before income taxes...    (1,156)        2,251         3,390         6,661         8,274          2,595       3,123
    Income tax expense (benefit)...      (362)          692         1,130         2,531         3,144            986       1,196
                                    ---------     ---------     ---------     ---------     ---------      ---------   ---------
    Net earnings (loss)............  $   (794)     $  1,559      $  2,260      $  4,130      $  5,130       $  1,609    $  1,927
                                    =========     =========     =========     =========     =========      =========   =========
    Earnings (loss) per common
      and common equivalent
      share<F2><F3>................  $   (.50)     $    .57      $    .80      $   1.51      $   1.28       $    .40    $    .48
    Weighted average common
      and common equivalent
      shares outstanding<F3>....... 1,575,813     2,006,250     2,006,250     2,737,620     4,014,351      4,007,909   4,033,522
OPERATING DATA:
    Stores open at period-end......       104           110           121           138           156            146         170
    Stores in non-competitive
      markets at period-end<F4>....        48            57            72            91           110            100         123
    Percentage of total stores in
      non-competitive
      markets<F4>..................     46.2%         51.8%         59.5%         65.9%         70.5%          68.4%       72.4%
    Net sales of stores in
      non-competitive
      markets<F4>..................  $ 84,835      $ 96,243      $112,590      $132,743      $151,733       $ 69,252    $ 80,793
    Percentage of net sales from
      stores in non-competitive
      markets<F4>..................     40.2%         44.3%         49.8%         54.8%         59.2%          58.9%       63.2%
    Comparable store sales for all
      stores<F5>...................     (4.2%)        (0.3%)         0.0%          1.1%         (3.2%)         (4.2%)      (1.5%)
    Comparable store sales for
      stores in non-competitive
      markets<F4><F5>..............      0.0%          2.7%          4.0%          2.7%         (1.0%)         (1.4%)       0.2%
BALANCE SHEET DATA:
    Working capital................  $ 35,912      $ 35,081      $ 36,248      $ 38,954      $ 47,389                   $ 56,786
    Total assets...................    81,923        81,326        84,282        92,202       107,723                    123,072
    Total debt (includes capital
      lease obligation and current
      maturities)..................    37,466        32,157        30,244        16,805        24,551                     35,719
    Redeemable common stock
      purchase warrant.............     1,250         1,658         2,303             0             0                          0
    Stockholders' equity...........    21,536        23,281        26,553        47,100        53,061                     55,614

----------

<F1> Net loss and the related loss per share amounts for the fiscal year ended
     February 2, 1992 as presented above exclude an extraordinary gain from discharge of indebtedness of $43,101 ($27.35 per share actual and $22.38 per share pro forma) related to the Company's 1991 Reorganization. The extraordinary gain has been excluded from the above table because it is not relevant to ongoing operations.

<F2> Earnings per common and common equivalent share for fiscal 1993 and 1994 includes the dilutive effect of accretion in the carrying value of the redeemable common stock purchase warrant of $408 and $645, respectively. See Note 1(i) of Notes to Consolidated Financial Statements.

<F3> Pro forma earnings (loss) per common and common equivalent share for fiscal year 1992, 1993 and 1994 amounted to $(.41), $.66 and $.96, respectively, based on pro forma weighted average common and common equivalent shares outstanding of 1,925,813, 2,356,250 and 2,356,250, respectively. See Note 1(i) of Notes to Consolidated Financial Statements.

<F4> ``Non-competitive'' markets refer to those markets where there is not a national or regional discount store located in the primary market served by the Company. The Company's stores in such non-competitive markets nevertheless face competition from various sources. See
     ``Business--Competition.''

<F5> Percentages reflect the increase or decrease based upon a comparison of the applicable fiscal year with the immediately preceding fiscal year for stores open during the entirety of both years.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The Company's fiscal year ends on the Sunday closest to January 31. The Company is currently operating in fiscal 1997. Fiscal 1994, 1995 and 1996 each consisted of 52 weeks.

    As used in this Prospectus, the term ``competitive market'' refers to any market in which there is one or more national or regional discount stores located in the primary market served by the Company. The term ``non-competitive market'' refers to any market in which there is no national or regional discount store located in the primary market served by the Company. Even in a non-competitive market, the Company faces competition from a variety of sources. See ``Business--Competition''.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the components of the Company's consolidated statements of operations expressed as a percentage of net sales:

                                                      FISCAL YEAR ENDED                 TWENTY-SIX WEEKS ENDED
                                          -----------------------------------------     -----------------------
                                          JANUARY 30,    JANUARY 29,    JANUARY 28,     JULY 30,       JULY 28,
                                             1994           1995           1996           1995           1996
                                          -----------    -----------    -----------     --------       --------
Net sales...............................     100.0%         100.0%         100.0%         100.0%         100.0%
Cost of sales...........................      68.3           67.4           67.6           67.3           67.2
                                             -----          -----          -----          -----          -----
Gross margin............................      31.7           32.6           32.4           32.7           32.8
                                             -----          -----          -----          -----          -----
Selling, general and administrative.....      26.3           27.0           26.9           28.0           27.7
Depreciation and amortization...........       1.7            1.4            1.2            1.3            1.4
                                             -----          -----          -----          -----          -----
Total operating expenses................      28.0           28.4           28.1           29.3           29.1
                                             -----          -----          -----          -----          -----
Income from operations..................       3.7            4.2            4.3            3.4            3.7
Interest................................       1.8            1.4            1.2            1.2            1.3
Other expense, net......................       0.4            0.0          (0.1)            0.0            0.0
                                             -----          -----          -----          -----          -----
Earnings before income taxes............       1.5            2.8            3.2            2.2            2.4
Income tax expense......................       0.5            1.1            1.2            0.8            0.9
                                             -----          -----          -----          -----          -----
Net earnings............................       1.0%           1.7%           2.0%           1.4%           1.5%
                                             =====          =====          =====          =====          =====


TWENTY-SIX WEEKS ENDED JULY 28, 1996 COMPARED TO TWENTY-SIX WEEKS ENDED JULY 30, 1995

    Net sales for the twenty-six week period ended July 28, 1996 increased $10.2 million or 8.7% to $127.8 million compared to $117.5 million for the comparable twenty-six week period of the prior fiscal year. During the first twenty-six weeks of fiscal 1997, the Company opened 14 stores, 13 of which were in new non-competitive markets resulting in a quarter end total of 170 stores. Net sales of comparable stores for the twenty-six week period decreased by $1.7 million or 1.5% from the comparable twenty-six week period of the prior fiscal year. Management believes the decrease was attributable to the cancellation of two promotional events in the first quarter of the current fiscal year, which accounted for $1.1 million of the decrease, and the effect of increased competition in three competitive markets. The prototype Class 18 ALCO Stores and the Duckwall variety stores produced comparable store sales increases of $300,000 or 0.9% and $179,000 or 3.3%, respectively.

    Gross margin for the twenty-six week period ended July 28, 1996 increased $3.6 million or 9.3% to $42.0 million compared to $38.4 million for the comparable twenty-six week of the prior fiscal year. As a percent of net sales, gross margin for the twenty-six week period ended July 28, 1996 increased to 32.8% from 32.7% last year, with the percentage increase due to lower markdowns.

    Selling, general and administrative expenses increased $2.6 million or 7.8% to $35.5 million for the twenty-six week period ended July 28, 1996 compared to $32.9 million for the comparable twenty-six week period of the prior fiscal year. Selling, general and administrative expense as a percent of net sales was 27.7% for the twenty-six week period ended July 28, 1996 compared to 28.0% in the comparable twenty-six week period last year. The increase in selling, general and administrative expense in fiscal 1997 is primarily due to a 16.0% increase in the number of stores. The decrease in the expense as a percentage of sales is primarily due to the leveraging effect that new stores have on semi-fixed expenses, such as those associated with the general office and distribution center.

    Depreciation and amortization expense increased $292,000 or 19.5% to $1.8 million for the twenty-six week period ended July 28, 1996 compared to $1.5 million for the comparable twenty-six week period of the prior fiscal year. The increase in depreciation and amortization is due to additional buildings and equipment associated with the store expansion program.

    Income from operations increased $703,000 or 17.5% to $4.7 million for the twenty-six week period ended July 28, 1996 compared to $4.0 million in the comparable twenty-six week period of the prior fiscal year. Income from operations as a percentage of net sales increased to 3.7% in the first twenty-six weeks of fiscal 1997 compared to 3.4% in the first twenty-six weeks of fiscal 1996.

    Interest expense increased $175,000 or 12.4% in the first twenty-six weeks of fiscal 1997 compared to the first twenty-six weeks of fiscal 1996. The increase in interest expense results from higher borrowing levels due to purchases of inventory, buildings and equipment to support the new store openings.

    Net earnings for the twenty-six week period ending July 28, 1996 were $1.9 million, an increase of $318,000 or 19.8% over the net earnings of $1.6 million for the comparable twenty-six week period of the prior fiscal year.

FISCAL 1996 COMPARED TO FISCAL 1995

    Net sales for fiscal 1996 increased $14.3 million or 5.9% to $256.5 million compared to $242.1 million for fiscal 1995. During fiscal 1996, the Company opened 19 stores in new non-competitive markets, relocated two stores within existing non-competitive markets and closed one store (which was in a competitive market), resulting in a net increase of 18 stores, and a year end total of 156 stores. Substantially all of the increase in net sales was due to new stores opened in non-competitive markets over the last two fiscal years. Net sales for all stores open the full year in both fiscal 1996 and 1995 (comparable stores) decreased by $7.3 million or 3.2% in fiscal 1996 compared to fiscal 1995. The bulk of this decrease, $6.1 million, occurred in stores in competitive markets, while the prototype Class 18 Stores produced a comparable store sales increase of $186,000 or 0.3% and the Duckwall variety stores produced a comparable store sales increase of $222,000 or 2.8%. Net sales for all comparable stores in non-competitive markets decreased by $1.2 million or 1.0%, in fiscal 1996 compared to fiscal 1995. Management believes that the unseasonably cool and wet weather of the first two quarters and the poor national retailing climate of the last two quarters of fiscal 1996 had adverse effects on same stores sales.

    Gross margin for fiscal 1996 increased $4.2 million or 5.3% to $83.2 million compared to $79.0 million in fiscal 1995. As a percentage of net sales, gross margin decreased to 32.4% in fiscal 1996 from 32.6% in fiscal 1995. The decrease was a result of higher promotional markdowns and less LIFO income, partially offset by higher initial markons on purchases in fiscal 1996, compared to fiscal 1995. Management does not anticipate LIFO income to be a general trend for future periods, inasmuch as there is a general expectation for moderate inflation in the cost of merchandise, a factor that generally yields LIFO expense.

    Selling, general and administrative expenses increased $3.5 million or 5.4% to $69.0 million in fiscal 1996 compared to $65.5 million in fiscal 1995, primarily due to the increase in total stores. As a percentage of net sales, selling, general and administrative expenses decreased to 26.9% in fiscal 1996 from 27.0% in fiscal 1995. With the addition of more stores, management believes that the Company should realize the benefit from the relatively fixed costs at the general office and distribution center, yielding a lower expense as a percentage of net sales.

    Income from operations increased $840,000 or 8.2% to $11.0 million in fiscal 1996 compared to $10.2 million in fiscal 1995. Income from operations as a percentage of net sales increased to 4.3% in fiscal 1996 from 4.2% in fiscal 1995. Management anticipates that income from operations as a percentage of net sales should continue to show an increase in future periods because of improvements in the gross margin rate and a decrease in general and administrative expenses (as a percentage of net sales).

    Interest expense decreased $432,000 or 12.7% in fiscal 1996 compared to fiscal 1995. The decrease results from lower borrowing levels due to the funds generated from the Company's initial public offering in November 1994.

    Other expense, net is comprised of a $185,000 one time gain in fiscal 1996 on termination of a store lease, while the $156,000 expense in fiscal 1995 consists primarily of losses associated with closing non-performing stores in competitive markets.

    Net earnings for fiscal 1995 increased by $1.0 million or 24.2% to $5.1 million compared to $4.1 million in fiscal 1995.

FISCAL 1995 COMPARED TO FISCAL 1994

    Net sales for fiscal 1995 increased $16.2 million or 7.2% to $242.1 million compared to $225.9 million for fiscal 1994. During fiscal 1995, the Company opened 19 stores in new non-competitive markets and closed two stores (both of which were in competitive markets), resulting in a net increase of 17 stores, and a year end total of 138 stores. Substantially all of the increase in net sales was due to new stores opened in non-competitive markets over the last two fiscal years. Net sales for comparable stores in non-competitive markets increased by $2.8 million or 2.7%, in fiscal 1995 compared to fiscal 1994. Net sales for all stores open the full year in both fiscal 1995 and 1994 (comparable stores) increased by $2.2 million or 1.1% in fiscal 1995 compared to fiscal 1994. Management believes that the warm weather in the third and fourth quarters of fiscal 1995 had an adverse affect on net sales levels in that it significantly reduced the demand for outerwear and other seasonal merchandise.

    Gross margin for fiscal 1995 increased $7.3 million or 10.2% to $79.0 million compared to $71.7 million in fiscal 1994. The increase, as a percentage of net sales, to 32.6% in fiscal 1995 compared to 31.7% in fiscal 1994 resulted from lower cost of merchandise purchased due to increased participation in vendor incentive programs (higher initial mark on), lower markdowns, and lower shrinkage. The Company continued to see improvements in markdowns (as a percentage of net sales) due to the overall change in the mix of markets from larger highly competitive to smaller less competitive situations. The improvement in shrinkage was aided by the installation of more effective technologies (leased article surveillance equipment), resulting in lower shrinkage and slightly higher store operating expense. The increase in gross margin percentage was assisted by LIFO income of $614,000 in fiscal 1995, whereas the Company reported LIFO expense of $438,000 in fiscal 1994.

    Selling, general and administrative expenses increased $6.0 million or 10.2% to $65.5 million in fiscal 1995 compared to $59.4 million in fiscal 1994, primarily due to the increase in total stores. As a percentage of net sales, selling, general and administrative expenses increased 0.7% to 27.0% in fiscal 1995 from 26.3% in fiscal 1994, reflecting additional variable compensation and profit-sharing on the higher earnings, start-up costs associated with a third party damaged goods consolidator/processor, and increased store opening activities.

    Income from operations increased $1.9 million or 22.9% to $10.2 million in fiscal 1995 compared to $8.3 million in fiscal 1994. Income from operations as a percentage of net sales increased to 4.2% in fiscal 1995 from 3.7% in fiscal 1994, or a 13.5% increase.

    Interest expense decreased $701,000 or 17.1% in fiscal 1995 compared to fiscal 1994. The decrease was due to lower borrowing levels in fiscal 1995, offset partially by higher interest rates, and $250,000 of debt discount amortization in fiscal 1994.

    Other expense, net is comprised primarily of losses associated with closing non-performing stores in competitive markets. During fiscal 1995, the Company closed two stores as compared to four stores in the prior fiscal year.

    Income taxes were $2.5 million or 38.0% of earnings before taxes in fiscal 1995 compared to $1.1 million or 33.3% of earnings before income taxes in fiscal 1994. The Company's effective tax rate was lower than the statutory rate in fiscal 1994 due to the use of job tax credits to reduce Federal income taxes.

    Net earnings for fiscal 1995 increased by $1.9 million or 82.7% to $4.1 million compared to $2.3 million in fiscal 1994.

SEASONALITY AND QUARTERLY RESULTS

    The Company's business is subject to seasonal fluctuations. The Company's highest sales levels occur in the fourth quarter of its fiscal year which include the holiday selling season. The Company's results of operations in any one quarter are not necessarily indicative of the results of operations that can be expected for any other quarter or for the full fiscal year.

    The Company's results of operations may also fluctuate from quarter to quarter as a result of the amount and timing of net sales contributed by new stores and the integration of the new stores into the operations of the

Company, as well as other factors. The addition of a large number of new stores can, therefore, significantly affect the quarterly results of operations.

    The following table, which is unaudited, sets forth the Company's net sales, gross margin, income from operations, net earnings (loss), earnings per common and common equivalent share and common and common equivalent shares outstanding (the two immediately preceding items are referred to as earnings per share and weighted average shares, respectively, in the following table) during each quarter of fiscal 1994, 1995, and 1996 and the first two quarters of fiscal 1997:

                                                                            FIRST         SECOND          THIRD         FOURTH
                                                                           QUARTER        QUARTER        QUARTER        QUARTER
                                                                           -------        -------        -------        -------
                                                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Fiscal 1994
    Net sales.......................................................        $49.6          $53.3          $54.2          $68.8
    Gross margin....................................................         15.8           17.2           17.4           21.3
    Income from operations..........................................          1.0            1.6            1.0            4.7
    Net earnings (loss).............................................         (0.2)           0.3            0.1            2.1

Fiscal 1995
    Net sales.......................................................        $53.4          $58.7          $56.5          $73.5
    Gross margin....................................................         17.0           18.9           18.5           24.6
    Income from operations..........................................          1.4            1.8            1.3            5.7
    Net earnings....................................................          0.4            0.6            0.2            2.9
    Earnings per share..............................................                                                     $ .74
    Weighted average shares (in thousands)..........................                                                     3,885

Fiscal 1996
    Net sales.......................................................        $55.0          $62.6          $60.8          $78.1
    Gross margin....................................................         18.2           20.2           19.7           25.1
    Income from operations..........................................          1.6            2.4            1.8            5.2
    Net earnings....................................................          0.6            1.0            0.6            2.9
    Earnings per share..............................................        $ .15          $ .25          $ .15          $ .73
    Weighted average shares (in thousands)..........................        4,006          4,010          4,027          4,016

Fiscal 1997
    Net sales.......................................................        $59.3          $68.4
    Gross margin....................................................         19.6           22.3
    Income from operations..........................................          1.8            2.9
    Net earnings....................................................          0.7            1.2
    Earnings per share..............................................        $ .18          $ .30
    Weighted average shares (in thousands)..........................        4,017          4,050

INFLATION

    Management does not believe that its operations have been materially affected by inflation over the past few years. The Company will continue to monitor costs, take advantage of vendor incentive programs, selectively buy from competitive vendors and adjust merchandise prices based on market conditions. The Small Business Job Protection Act of 1996 will increase the Company's wage expense and will impact the Company's operations. See ``Risk Factors--Government Regulation.''

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of funds are cash flow from operations, borrowings under its revolving loan credit facility (the ``Revolving Loan Credit Facility''), vendor trade credit financing and lease financing of its stores. Additionally, the Company sold 1,650,000 shares of Common Stock to the public in the fourth quarter of fiscal 1995, generating net proceeds to the Company of $13.2 million. The purpose of the offering was to fund store expansion. The funds were used to pay down temporarily the Revolving Loan Credit Facility, pending the investment of the funds in new stores.

    At July 28, 1996, working capital (defined as current assets less current liabilities) was $56.8 million compared to $47.4 million at the end of fiscal 1996.

    Cash provided by operating activities aggregated $.9 million, $4.3 million and $5.9 million in fiscal 1996, 1995 and 1994, respectively. The decrease in cash provided in fiscal 1996 relative to fiscal 1995 resulted primarily from a $8.8 million increase in inventories (for new stores) with only a $2.4 million increase in accounts payable.

    Cash generated (used) by financing activities was $8.1 million, ($1.1 million) and ($4.7 million) in fiscal 1996, 1995 and 1994, respectively. The increase in cash generated in fiscal 1996 was due to net cash borrowings against the Revolving Loan Credit Facility of $11.8 million, offset by cash payments of $3.5 million to reduce its long-term debt and capital lease obligations. In fiscal 1995 and 1994, the Company made net cash payments aggregating $14.4 million and $4.2 million, respectively, to reduce its long-term debt and capital lease obligations. The fiscal 1996 and 1995 cash payments included the temporary use of the proceeds from the fiscal 1995 public offering. The Company incurred new non-cash capital lease obligations in fiscal 1995 and 1994 aggregating $1.0 million and $2.0 million, respectively, for six new stores and executed operating leases for 40 additional stores during the three-year period ending in fiscal 1996. The Company's long-range plan assumes growth in the number of stores in smaller markets where there is less competition, and, in accordance with this plan, 21 new stores were opened in fiscal 1996 and 30 new stores are scheduled to be opened in fiscal 1997.

    The Company uses the Revolving Loan Credit Facility and vendor trade credit financing to fund the build up of inventories periodically during the year for its peak selling periods and to meet other short-term cash requirements. The Revolving Loan Credit Facility, which provides up to $35.0 million of financing in the form of notes payable and letters of credit, was executed in February 1993 and amended and extended in October 1995 to expire in February 1999. Short-term trade credit represents a significant source of financing for inventory to the Company. Trade credit arises from the willingness of the Company's vendors to grant payment terms for inventory purchases.

    Cash used for acquisition of property and equipment in fiscal 1996, 1995 and 1994 totaled $8.9 million, $4.0 million and $2.0 million, respectively. Anticipated cash payments for acquisition of property and equipment in fiscal 1997, principally for store buildings and fixtures, are estimated to be approximately $13 million.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has issued SFAS No. 123, ``Accounting for Stock-Based Compensation'' (Statement No. 123), which establishes a fair value based method of accounting for stock-based compensation plans. Entities are encouraged to adopt all provisions of Statement No. 123 and are required to comply with the disclosure requirements of Statement No. 123. However, it is permissible to continue to account for stock-based compensation under the intrinsic value method of Accounting Principles Board Opinion No. 25 rather than the fair value based method of Statement No. 123. Statement No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The provisions of Statement No. 123, when adopted, will not have a material effect on the consolidated financial condition or operating results of the Company, as the Company does not intend to adopt the fair value based measurement concept.

    The Financial Accounting Standards Board has also issued SFAS No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of'' (Statement No. 121). Statement No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Statement No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995. The Company believes that the adoption of Statement No. 121 will not have a material effect on its consolidated financial statements.

                                    BUSINESS

GENERAL

    The Company, which was established in 1901, is a regional retailer operating, as of September 4, 1996, 173 stores in 16 states in the central United States. The Company's strategy is to target smaller markets not served by other regional or national retail discount chains and to provide the most convenient access to retail shopping within each market. The Company's ALCO discount stores offer a full line of merchandise consisting of approximately 35,000 items, including automotive, candy, crafts, domestics, electronics, fabrics, furniture, hardware, health and beauty aids, housewares, jewelry, ladies', men's and children's apparel and shoes, pre-recorded music and video, sporting goods, seasonal items, stationery and toys. The Company's smaller Duckwall variety stores offer a more limited selection of merchandise.

    Of the Company's 121 ALCO discount stores, 77 stores are located in communities that do not have another full service discounter. The Company intends to continue its strategy of opening ALCO stores in markets that do not have other discount retailers and where the opening of an ALCO store is likely to be preemptive to the entry by other competitors in the market. The ALCO stores accounted for 95% of the Company's fiscal 1996 net sales. While the current ALCO stores average 23,300 square feet of selling space, the Company's store expansion program is primarily directed toward stores with a design prototype of approximately 18,000 square feet of selling space, which, based on the Company's experience, has been a design that maximizes return on investment for newly-constructed stores (``Class 18 Stores'').

    The Company's 52 Duckwall variety stores are primarily located in communities of less than 2,500 residents and are designed to act as the primary convenience retailer in these smaller communities. These stores, which accounted for the remaining 5% of the Company's net sales, average approximately 4,800 square feet of selling space and offer approximately 12,000 items. Operating Duckwall stores offers the Company the opportunity to serve the needs of a community that would not support a full service retail discount store with a reduced investment per store and a higher return on investment than the Company's average.

BUSINESS STRATEGY

    The Company believes that its strong operating performance and improved financial condition over the last four fiscal years is the result of the focused execution of a business strategy that includes the following key components:

         Markets: The Company intends to open ALCO stores in towns with populations of typically less than 5,000 that are in trade areas with populations of less than 16,000 where: (1) there is no direct competition from national or regional discount retailers; (2) economic and demographic criteria indicate the market is able to commercially support a discount retailer; and (3) the opening of an ALCO store would significantly reduce the likelihood of the entry into such market by another discount retailer. This key component of the Company's strategy has guided the Company in both its opening of new stores and in the closing of existing stores.

         Market Selection: The Company has a detailed process that it uses to analyze under-served markets which includes examining factors such as distance from competition, trade area, disposable income and retail sales levels. Markets that are determined to be sizable enough to support an ALCO or a Duckwall store, and that have no direct competition from another discount retailer, are examined closely and eventually selected or passed over by the Company's experienced management team. As of September 4, 1996, the Company's management had approximately 166 markets for ALCO stores that it had identified and was in the site selection or development process in approximately 34 of those markets.

         Store Expansion: The Company's expansion program for ALCO stores is designed around the prototype Class 18 Store. This prototype details for each new store plans for shelf space, merchandise presentation, store items to be offered, parking, storage, as well as other store design considerations. The 18,000 square feet of selling space is large enough to permit a full line of the Company's merchandise, while minimizing capital expenditures, required labor costs and general overhead costs. Generally, the Company has expanded its ALCO stores through internal development efforts on a location-by-location basis. Recently, however, the Company entered into a definitive agreement to assume 14 leases and purchase the related fixtures for ALCO stores in eastern Indiana and western Ohio (the ``Real Estate Transaction''). See ``Business--Store Development--The Real Estate Transaction.'' The Company expects to incur total costs of approximately $1.25 million for a new Class 18 Store (inclusive of store construction, store fixtures, equipment, inventory and pre-opening costs). The Company will also consider opportunities in acceptable markets to open ALCO stores in available space in buildings already constructed. The Company's expansion strategy for its Duckwall variety stores is based on opportunities presented to the Company by smaller communities where there is demand for a variety store and where existing premises are available for lease at a relatively low cost and with limited financial commitment by the Company.

         Technology: The Company is continually improving its management information technologies in order to reduce costs, improve customer service, and enhance general business planning. The Company's accounting and information systems and merchandise and inventory planning systems have recently been enhanced and are in the process of being implemented. The Company has undertaken a $2.3 million project to upgrade the back office equipment and software being used at the ALCO stores for sales processing. This project is expected to extend the life of the current point-of-sale equipment, as well as to improve efficiencies in training and operations and is expected to be completed in fiscal 1998. In conjunction with the project, the ALCO stores will be equipped with radio frequency hand held devices to allow for additional efficiencies in processing inventory receipts and counts.

         Advertising and Promotion: The Company utilizes full-color photography advertising circulars of 8 to 20 pages distributed by insertion into newspapers or by direct mail where newspaper service is inadequate. These circulars are distributed approximately 41 times per year in ALCO markets. In its Duckwall markets, the Company advertises approximately 12 times a year during seasonal promotions. The Company's marketing program is designed to create an awareness, on the part of its identified target customer base, of the Company's comprehensive selection of merchandise and its competitive pricing.

         Store Environment: The Company's stores are open, clean, bright and offer a pleasant atmosphere with disciplined product presentation, attractive displays and efficient check-out procedures. The Company strives to staff its stores with courteous, highly motivated, knowledgeable store associates in order to provide a convenient, friendly and enjoyable shopping experience.

STORE DEVELOPMENT

  General

    The Company plans to open 15 ALCO stores and 15 Duckwall stores and close 1 ALCO store during the current fiscal year, open 25 ALCO stores (including the 14 locations involved with the Real Estate Transaction) and at least 15 Duckwall stores during fiscal 1998, and a minimum of 16 ALCO stores and 15 Duckwall stores during fiscal 1999.

    The Company's strategy regarding store development is to increase sales and profitability at existing stores by continually refining the merchandising mix and improving operating efficiencies, and through new store openings in the Company's targeted base of under-served markets in the central United States. Since fiscal 1993, the Company has opened a total of 39 ALCO stores with an average selling area of approximately 17,600 square feet, and 33 Duckwall stores. The following table summarizes the Company's growth during the past three fiscal years and fiscal 1997 through September 3, 1996:

                                                                                                            FISCAL 1997 THROUGH
                                                    1994                 1995                1996            SEPTEMBER 3, 1996
                                              ----------------     ----------------     ----------------    -------------------
                                              ALCO    DUCKWALL     ALCO    DUCKWALL     ALCO    DUCKWALL     ALCO    DUCKWALL
                                              ----    --------     ----    --------     ----    --------     ----    --------
    Stores Opened..........................     8         7         10         9         13         8          8         9
    Stores Closed..........................     3         1          2         0          2         1          0         0
                                                -         -         --         -         --         -          -         -
    Net New Stores.........................     5         6          8         9         11         7          8         9

    The Company intends to utilize the prototype Class 18 Store profile for new ALCO store openings. Currently, the Company owns 18 and leases 103 ALCO store locations, and leases all of the 52 Duckwall locations.

    Before entering a new market with an ALCO store, the Company analyzes available competitive, market, and demographic data to evaluate the suitability and attractiveness of the potential market as part of a screening process. The process initially involves an objective review of selection criteria including, among other factors, distance and drive time to discount retail competitors, demographics, retail sales levels, existence and stability of major employers, location of county government and distance from the Company's warehouse. The screening process also involves a visit by officers of the Company to more subjectively evaluate the potential new site. As of September 4, 1996, there were approximately 166 communities known by the Company to have met its initial market selection criteria. At that time, the Company was in the site selection or development process in approximately 34 of those markets, each of which had been approved for a new ALCO location. The Company performs a similar site selection process with new Duckwall stores. However, the process is condensed given the low opening and closing costs of a Duckwall location.

    The Real Estate Transaction

    On September 10, 1996, the Company signed a definitive agreement providing for the Company's assumption of 14 leases and the purchase of the related fixtures for ALCO stores in eastern Indiana and western Ohio (the ``Real Estate Transaction''). The Company plans to complete this transaction in late fiscal 1997. These 14 stores average approximately 22,000 square feet, with an average selling space of approximately 19,000 square feet. The average population in the towns in which these sites are located is approximately 5,400. The Company intends to remodel and stock the stores with new inventory and open such stores as new ALCO stores over a sixty day period beginning in March 1997. The Company anticipates that it will expend approximately $6.8 million on inventory and $2.7 million on capital expenditures to complete this process.

STORE ENVIRONMENT AND MERCHANDISING

    The Company designs its stores to attractively and conveniently display a full line of merchandise within the confines of the stores' available square footage. Corporate merchandising direction is provided to each ALCO and Duckwall store to ensure a consistent company-wide store presentation. To facilitate long-term merchandising planning, the Company divides its merchandise into three core categories driven by the Company's customer profile: primary, secondary, and convenience. The primary core receives management's primary focus, with a wide assortment of merchandise being placed in the most accessible locations within the stores and receiving significant promotional consideration. The secondary core consists of categories of merchandise for which the Company maintains a strong assortment that is easily and readily identifiable by its customers. The convenience core consists of categories of merchandise for which ALCO will maintain convenient, but limited, assortments, focusing on key items that are in keeping with customers' expectations for a discount store. Secondary and convenience cores include merchandise that the Company feels is important to carry as the target customer expects to find them within a discount store and they ensure a high level of customer traffic. The Company continually evaluates and ranks all product lines, shifting product classifications when necessary to reflect the changing demand for products.

    The Company's primary, secondary and convenience cores include the following merchandise departments:

PRIMARY                  SECONDARY                    CONVENIENCE
--------------------     ------------------------     -----------------------
Ladieswear/Menswear      Girlswear/Boyswear           Tobacco Products
Domestics                Infants/Toddlers             Pet Food & Supplies
Housewares/Glassware     Footwear                     Hardware
Small Appliances         Lingerie/Hosiery             Automotive
Toys                     Jewelry                      Film Developing/Cameras
Seasonal                 Sewing/Notions/Crafts
Outdoor Living           Pre-recorded Music/Video
Health & Beauty          Sporting Goods
                         Stationery
                         Candy/Foods

    The Company's stores carry a consistent mix of merchandise throughout the year, tailored to include important seasonal items such as holiday goods and lawn and garden items expected to be in demand at certain times throughout the year. The Company believes it builds customer loyalty by offering a broad range of items with a seasonal emphasis.

PURCHASING

    Procurement and merchandising of products is directed by the Company's General Merchandise Manager who reports to the Company's President. The General Merchandise Manager is supported by a staff of four divisional merchandise managers who are each responsible for specific product categories. The Company employs 22 merchandise buyers who each report to a divisional merchandise manager. Buyers are assisted by a management information system that provides them with current price and volume information by SKU, thus allowing them to react quickly with buying and pricing adjustments dictated by customer buying patterns.

    The Company purchases its merchandise from approximately 2,250 suppliers. The Company does not utilize long-term supply contracts. No single supplier accounted for more than 3% of the Company's total purchases in fiscal 1996 and competing brand name and private label products are available from other suppliers at competitive prices. The Company believes that its relationships with its suppliers are good and that the loss of any one or more of its suppliers would not have a material adverse effect on the Company.

PRICING

    Merchandise pricing is done at the corporate level and is essentially the same for all of the ALCO stores, despite the level of local competition. This pricing strategy, with its promotional activities, is designed to bring consistent value to the customer. Promotions on various items are offered approximately 41 times a year through advertising circulars. Even though the same general pricing and advertising activities are carried out for all ALCO stores, the result of such activities is significantly different depending upon the level of competition in the market. In general, sales at promotional prices account for a higher percentage of total ALCO sales than total sales for ALCO stores in non-competitive markets.

DISTRIBUTION AND TRANSPORTATION

    The Company operates a 352,000 square foot distribution center in Abilene, Kansas, from which it services each of the 121 ALCO discount stores and 52 Duckwall variety stores. This distribution center is responsible for distributing approximately 80% of the Company's merchandise, with the balance being delivered directly to the Company's stores by its vendors. This distribution center ships to each of the Company's stores once a week through its wholly owned subsidiary, SPD Truck Line, Inc. (the ``Subsidiary''). The distribution center is fully integrated into the Company's management information system, allowing the Company to utilize such cost cutting efficiencies as perpetual inventories, safety programs, and employee productivity software. The Company believes its distribution center currently is of sufficient size and properly equipped to handle planned expansion through fiscal 1999 and is capable of being expanded in the future to accommodate store growth.

    The Subsidiary acts as a contract carrier for the Company in transporting goods to and from its stores. The Subsidiary leases and uses five tractors and 24 trailers and hires irregular route common carriers for such deliveries.

MANAGEMENT INFORMATION SYSTEMS

    In recent years, the Company has committed significant resources to the purchase and implementation of available computer hardware and software to its discount retailing operations with the intent to lower costs, improve customer service and enhance general business planning.

    In general, the Company's merchandising systems are designed to integrate the key retailing functions of seasonal merchandise planning, purchase order management, merchandise distribution, sales information and inventory maintenance and replenishment. All of the Company's discount stores have point-of-sale computer terminals that record certain sales data in a format that can be transmitted nightly to the Company's data processing facility where it is used to produce daily and weekly management reports. The Company has undertaken a $2.3 million project to upgrade the back office equipment and software being used at the ALCO stores for sales processing. This project is expected to extend the life of the point-of-sale equipment currently being used, as well as to improve efficiencies in training and operations and is expected to be completed in fiscal 1998. In conjunction with the project, the ALCO stores will be equipped with radio frequency hand held devices to allow for additional efficiencies in processing inventory receipts and counts.

    Approximately 550 of the Company's 2,250 merchandise suppliers currently participate in the Company's electronic data interchanges (``EDI'') system, which makes it possible for the Company to place purchase orders electronically. When fully implemented, EDI will permit these and additional vendors to transmit advance shipment notices to the Company and receive sales history from the Company.

PROPERTIES AND STORE LOCATIONS

    The Company's facilities in Abilene, Kansas consist of a general office (approximately 35,000 square feet), the distribution center (approximately 352,000 square feet) and additional warehouse space adjacent to the general office.

    The Company owns the general office and leases the distribution center under the terms of a lease that was entered into with the City of Abilene, Kansas in connection with the issuance of certain industrial revenue bonds by the City. Rental payments are required under the lease in such amounts and at such times as are sufficient to pay the principal and interest becoming due on the bonds. The Company has an option to purchase the facility for a nominal amount upon the payment in full of the bonds. See Note 4 of Notes to Consolidated Financial Statements.

    Eighteen of the ALCO stores operate in buildings owned by the Company. The remainder of the ALCO stores and all of the Duckwall stores operate in leased properties. Such ALCO leases expire as follows: approximately 180,914 square feet (5.3%) expire between September 3, 1996 and January 31, 1997; approximately 253,836 square feet (7.5%) expire between February 1, 1997 and January 31, 1998; and approximately 459,525 square feet (13.6%) expire between February 1, 1998 and January 31, 1999. The remainder expire through 2014. All Duckwall store leases have terms of five years or less. The Company has options to renew substantially all of the expiring leases on terms the Company considers an acceptable basis.

    As of September 4, 1996, the Company operated 121 ALCO stores in 15 states located in smaller communities in the central United States. The ALCO stores average approximately 23,300 square feet of selling space, with an additional 4,900 square feet utilized for merchandise processing, temporary storage and administration. The Company also operates 52 Duckwall stores in eight states, all of which are leased. The geographic distribution of the Company's stores is as follows:

                             STORE LOCATIONS (173)

                              DUCKWALL STORES (52)

ARKANSAS (1)
  Little Rock

COLORADO (6)
  Brush
  Springfield
  Walsenburg
  Las Animas
  Rocky Ford
  Akron

IOWA (2)
  Manning
  Villisca

KANSAS (34)
  Belleville
  Lincoln
  Council Grove
  Wamego
  Marion
  Scott City
  Horton
  Ulysses
  Hugoton
  WaKeeney
  Greensburg
  St. John
  Cottonwood Falls
  Oberlin
  Plainville
  Sedan
  Hoisington
  Johnson
  LaCrosse
  Osage City
  Clearwater
  Osborne
  Ness City
  Elkhart
  Minneapolis
  Washington
  Meade
  Sterling
  Caldwell
  Stafford
  Pleasanton
  Coldwater
  Hill City
  Atwood

MISSOURI (1)
  Salisbury

NEBRASKA (4)
  Geneva
  Chappel
  Kimball
  Neligh

OKLAHOMA (3)
  Beaver
  Shattuck
  Hooker

TEXAS (1)
  Spur

                               ALCO STORES (121)

ARIZONA (2)
  Springerville
  Holbrook

ARKANSAS (6)
  Russellville
  Harrison
  Hot Springs
  Dewitt
  Conway
  Hardy

COLORADO (6)
  Fort Morgan
  Commerce City
  Canon City
  Burlington
  Yuma
  Wray

ILLINOIS (4)
  Havana
  Shelbyville
  Newton
  Gibson City

IOWA (10)
  Atlantic
  Cherokee
  Perry
  Estherville
  Knoxville
  Vinton
  West Union
  Garner
  Clarinda
  Emmetsburg

KANSAS (25)
  Abilene
  Salina
  Concordia
  Dodge City
  Garden City
  Hays
  Larned
  Pratt
  Goodland
  Manhattan
  Newton
  Hutchinson
  Junction City
  So. Hutchinson
  Medicine Lodge
  Kingman
  Lyons
  Fredonia
  Beloit
  Eureka
  Sabetha
  Hillsboro
  Phillipsburg
  Ellsworth
  Anthony

MINNESOTA (1)
  Spring Valley

NORTH DAKOTA (6)
  Carrington
  Rolla
  Langdon
  Oakes
  Lisbon
  Mayville

NEBRASKA (17)
  Beatrice
  McCook
  Fremont
  Norfolk
  Alliance
  Sidney
  North Platte
  Nebraska City
  Ogallala
  O'Neill
  Valentine
  Gordon
  West Point
  Cozad
  Gering
  Ord
  Albion

NEW MEXICO (7)
  Roswell
  Portales
  Grants
  Belen
  Tucumcari
  Lovington
  Bloomfield

OKLAHOMA (6)
  Fairview
  Cordell
  Watonga
  Cherokee
  Pawhuska
  Wilburton

SOUTH DAKOTA (8)
  Lead
  Milbank
  Webster
  Canton
  Sisseton
  Redfield
  Chamberlain
  Wagner

TEXAS (19)
  Pampa
  Dalhart
  Perryton
  Monahans
  Andrews
  Kermit
  Spearman
  Vernon
  Littlefield
  Winnsboro
  Dimmitt
  Cameron
  Alpine
  Tulia
  Muleshoe
  Clifton
  Coleman
  Slaton
  Canadian

UTAH (1)
  Roosevelt

WYOMING (3)
  Lander
  Rawlins
  Diamondville

PERSONNEL AND TRAINING

    The Company recognizes that a growing, geographically diverse retail business requires a strong, decentralized store operating capability and considers its ALCO store managers to be important factors in the Company's success. Each ALCO store is managed by a store manager who has the primary responsibilities of displaying and presenting the store's merchandise, staffing the store, providing customer service and ensuring the security of the store's merchandise. The Company recruits store manager trainees from the retail industry and colleges, usually within its trade territory. A trainee without prior retail experience typically requires thirty months to complete the Company's training program. Most of the Company's store manager trainees are hired in the industry with some level of retail store experience and require comparatively less training. These trainees progress through several levels of training both at the store to which they are assigned and through more formalized training at the Company's headquarters.

    A store manager candidate must be recommended by a district manager for a management assessment profile. The profile includes detailed sessions with, among others, the President, managers of Sales & Advertising, Loss Prevention, Store Planning, Merchandising, Personnel, and Finance. Upon passing the profile testing, the candidate is placed on ready status to become a manager of an available store.

    Overseeing and supporting store managers are 11 ALCO and 4 Duckwall district managers responsible for overall sales and profit performance of stores within a region of the Company's geographic operating market. Each store is subject to an annual quality assurance audit by a district manager, measuring adherence to store procedure manuals, record keeping, merchandise display, cleanliness and other objective performance criteria. Store manager bonuses are determined in part by the results of the quality assurance audit.

COMPETITION

    While the discount retail business in general is highly competitive, the Company's business strategy is to locate its ALCO discount stores in smaller markets where there is no direct competition with larger national or regional retail discount chains, and where it is believed no such competition is likely to develop. Accordingly, the Company's primary method of competing is to offer its customers a conveniently located store with a wide range of merchandise at discount prices in a primary trade area population under 16,000 that does not have a large national or regional discount store. The Company believes that trade area size is a significant deterrent to larger national and regional discount chains. Duckwall variety stores, being located in very small markets, face limited competition and, like the ALCO stores, emphasize the convenience of location to the primary customer base.

    In the discount retail business in general, price, merchandise selection, merchandise quality, advertising and customer service are all important aspects of competing. The Company encounters direct competition with national retail discount stores in 32 of its ALCO markets, and another 12 ALCO stores are in direct competition with regional discount stores. Of the last 68 ALCO stores opened, only three are in direct competition with a national or regional discount retailer. The competing regional and national discount retailers are generally larger than the Company and the stores of such competitors in the Company's markets are substantially larger, have a somewhat wider selection of merchandise and are extremely price competitive in some lines of merchandise. Where there are no discount retail stores directly competing with the Company's ALCO stores, the Company's customers nevertheless shop at retail discount stores and other retailers located in regional trade centers, and to that extent the Company competes with such discount stores and retailers. The Company also competes for retail sales with mail order companies, specialty retailers, mass merchandisers and manufacturers' outlets. The Company has experienced no direct competition from national or regional discount retailers in any of the 61 Class 18 markets in which it has opened a store.

EMPLOYEES

    As of September 3, 1996, the Company employed approximately 3,900 people, of whom approximately 400 were employed in the general office or distribution center in Abilene, Kansas, 3,200 in the ALCO stores and 300 in the Duckwall stores. Approximately 3,000 additional employees are hired on a seasonal basis, most of whom are sales personnel. No labor organization is the collective bargaining agent for any of the Company's employees. The Company considers its relations with its employees to be excellent.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

    The following table sets forth the names, ages, positions and certain other information regarding the directors and officers of the Company.

NAME                                          AGE               POSITION
----                                          ---               --------
Glen L. Shank..............................    51  Chairman of the Board and President
James E. Schoenbeck........................    52  Vice President--Operations and Advertising
Bryan M. DeCordova.........................    40  Vice President--Finance and Treasurer
James R. Fennema...........................    45  Vice President--Merchandise
Charles E. Bogan...........................    60  Vice President, Secretary and General Counsel
Dennis P. Alesio...........................    56  Vice President--Personnel
Tom L. Canfield, Jr........................    42  Vice President--Distribution and Administration
John E. Hedeen.............................    52  Vice President--Real Estate
Gary W. Lowry..............................    59  Vice President--Finance and Controller
David W. Mills.............................    41  Assistant Secretary
Dennis A. Mullin <F1>......................    48  Director
Robert L. Barcum <F2>......................    47  Director
William J. Morgan <F1><F2>.................    42  Director
Robert C. Amenta <F1><F2>..................    30  Director

--------

<F1> Member of the Audit Committee of the Board

<F2> Member of the Compensation Committee of the Board

    Except as set forth below, all of the directors and officers have been associated with the Company in their present position or other capacity for more than the past five years. Except for James R. Fennema, Bryan M. DeCordova and John E. Hedeen, each was an officer of the Company at the time the Bankruptcy Proceeding was initiated. There are no family relationships among the officers of the Company.

    GLEN L. SHANK has served as President of the Company since June 1988 and as Chairman of the Board since May 1991. Between 1982 and 1988, Mr. Shank served as Vice President of Merchandising of the Company. Prior to 1982, Mr. Shank served as a Buyer and as a Merchandise Manager for the Company. Mr. Shank has approximately 29 years of experience in the retail industry.

    JAMES E. SCHOENBECK has served as Vice President of Operations and Advertising since 1988. From 1979 to 1988, Mr. Schoenbeck served as the Vice President of Administration. Mr. Schoenbeck has approximately 22 years of experience in the retail industry.

    BRYAN M. DECORDOVA has served as Vice President--Finance since September 1990 and as Treasurer since May 1991. From 1986 to 1990, Mr. DeCordova served as a director of finance for Payless Shoe Source, Inc., a nationwide discount shoe retailer. From 1984 to 1986, Mr. DeCordova served as Chief Financial Officer/Controller and Director of D&R Enterprises, Inc., a chain of upscale apparel retail stores. Mr. DeCordova has 14 years of experience in the retail industry.

    JAMES R. FENNEMA has served as Vice President--Merchandise of the Company since March 1993. For the four years prior to that he served as Vice President and a divisional merchandise manager with Caldor, Inc., a chain of regional discount stores in New England and the mid-Atlantic states of the United States. For more than the four years prior to that he served as a divisional merchandise manager of Fishers Big Wheel, a regional chain discount retailer. Mr. Fennema has 23 years of experience in the retail industry.

    CHARLES E. BOGAN has been the Secretary of the Company since 1972. He has served as Vice President and General Counsel since 1984, and was Secretary and a member of the Board of Directors during the period from 1972 to 1985. Prior to becoming the Company's General Counsel, he served as a partner in private practice with the law firm of Bogan & Johnson, beginning in 1970.

    DENNIS P. ALESIO has served as Vice President of Personnel since March 1983. Mr. Alesio has approximately 34 years of experience in the personnel field.

    TOM L. CANFIELD, JR. has served as Vice President of Distribution and Administration since April 1994. From 1988 to 1994, Mr. Canfield served as General Manager of Distribution and Administration. Mr. Canfield has approximately 23 years of experience in the retail industry.

    JOHN E. HEDEEN has served as Vice President of Real Estate since March, 1993. From 1992 to 1993, Mr. Hedeen served as Director of Real Estate. From October 1991 to June 1992, Mr. Hedeen was part owner of two corporations involved in hotel development. For the nine years prior to 1991, Mr. Hedeen was employed as a Senior Vice President of Landmark Hotel Corporation. Mr. Hedeen has approximately 23 years experience in the real estate industry.

    GARY W. LOWRY has served as Vice President of Finance and Controller since 1990. From 1977 to 1990, Mr. Lowry served as Vice President of Finance and Treasurer. Mr. Lowry has approximately 27 years experience in the retail industry.

    DAVID W. MILLS has served as Assistant Secretary since 1990. From 1985 to 1990, Mr. Mills served as Assistant Secretary/Assistant Treasurer.

    DENNIS A. MULLIN is the President and Chief Operating Officer of Steel & Pipe Supply Co., Inc., and has served in various capacities with that company or more than the last five years.

    ROBERT L. BARCUM has been President of Applied Intelligence Group, Inc., a computer consulting firm, since 1985.

    WILLIAM J. MORGAN has been the President of Pacholder Associates, Inc., since December 1983. Pacholder oversees private and public investment funds for institutional investors including certain investments of the Kansas Public Employees Retirement System. He serves as a director of the following: ICO, Inc., an oil field related services company; Kaiser Ventures, Inc., a land and environmental development company; USF&G Pacholder Fund, Inc., a closed-end mutual fund; and Munsingwear, Inc., an apparel manufacturer.

    ROBERT C. AMENTA is a Senior Vice President of Pacholder Associates, Inc., and has been employed by Pacholder Associates, Inc. since he graduated from Ohio State University in June 1990 with an MBA concentrating in finance and real estate.

EXECUTIVE COMPENSATION

    The following table sets forth for the fiscal years ending January 28, 1996, January 29, 1995 and January 30, 1994, respectively, the compensation of the Company's chief executive officer and of each of the Company's four other most highly compensated executive officers whose remuneration for fiscal 1996 was in excess of $100,000 for services to the Company in all capacities:

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG TERM
                                                                                                 COMPENSATION
                                                                                                    AWARDS
                                                                                                 ------------
                                                                                                  SECURITIES
                                                                     ANNUAL COMPENSATION          UNDERLYING            ALL
                      NAME AND                          FISCAL       --------------------           OPTIONS            OTHER
                 PRINCIPAL POSITION                      YEAR        SALARY         BONUS              #            COMPENSATION
                 ------------------                      ----        ------         -----        ------------       ------------
Glen L. Shank                                            1996       $ 157,925      $ 49,250          4,750            $5,890<F1>
  Chairman and President                                 1995         151,737        77,000          9,750             4,547<F2>
                                                         1994         144,735        25,000          5,750             3,452<F3>

James E. Schoenbeck                                      1996         126,276        39,000          3,300             6,081<F1>
  Vice President--                                       1995         122,667        63,000          7,000             4,586<F2>
  Operations and Advertising                             1994         120,001        20,000          4,375             2,951<F3>

Bryan M. DeCordova                                       1996         121,172        37,500          3,000             5,505<F1>
  Vice President--Finance                                1995         117,450        55,000          6,250             3,869<F2>
  and Treasurer                                          1994         115,125        20,000          4,375             2,307<F3>

James R. Fennema                                         1996         120,900        37,500          3,000             5,924<F1>
  Vice President--                                       1995         117,360        55,000          5,000             5,061<F2>
  Merchandise                                            1994<F4>      96,826        20,000          2,500            60,208<F3>

Charles E. Bogan                                         1996         114,850        24,000          2,300             7,938<F1>
  Vice President, Secretary                              1995         112,425        34,000          5,250             6,094<F2>
  and General Counsel                                    1994         110,425        14,000          3,500             4,599<F3>

--------

<F1> Includes contributions made by the Company for fiscal 1996 to the named individual's account in the Duckwall-ALCO Stores, Inc. Profit Sharing Plan and Trust (the ``Profit Sharing Plan") (together with forfeitures) in the amounts of $4,989 each for Mr. Shank, Mr. Schoenbeck, Mr. DeCordova, Mr. Fennema and Mr. Bogan. Also includes premiums paid by the Company with respect to whole life insurance for each of the named individuals for fiscal 1996 in the amounts of $901 for Mr. Shank, $1,092 for Mr. Schoenbeck, $516 for Mr. DeCordova, $935 for Mr. Fennema and $2,949 for Mr. Bogan.

<F2> Includes contributions made by the Company for fiscal 1995 to the named individual's account in the Profit Sharing Plan (together with forfeitures) in the amounts of $3,646 for Mr. Shank, $3,494 for Mr. Schoenbeck, $3,353 for Mr. DeCordova, $3,646 for Mr. Fennema and $3,144 for Mr. Bogan. Also includes premiums paid by the Company with respect to whole life insurance for each of the named individuals for fiscal 1995 in the amounts of $901 for Mr. Shank, $1,092 for Mr. Schoenbeck, $516 for Mr. DeCordova, $935 for Mr. Fennema and $2,949 for Mr. Bogan. Mr. Fennema's balance includes $480 associated with the Company's expenses for his relocation.

<F3> Includes contributions made by the Company for fiscal 1994 to the named individual's account in the Profit Sharing Plan (together with forfeitures) in the amount of $2,302 for Mr. Shank, $1,859 for Mr. Schoenbeck, $1,791 for Mr. DeCordova and $1,655 for Mr. Bogan. Also includes premiums paid by the Company with respect to whole life insurance for each of the named individuals for fiscal 1994 in the amount of $1,150 for Mr. Shank, $1,092 for Mr. Schoenbeck, $516 for Mr. DeCordova and $2,944 for Mr. Bogan. The entire balance for Mr. Fennema is for the Company's expenses associated with his relocation.

<F4> Mr. Fennema became an executive officer of the Company on March 29, 1993.

    The following table provides further information concerning grants of stock options pursuant to the Duckwall-ALCO Stores, Inc., Incentive Stock Option Plan during fiscal 1996 to the named executive officers:

                                      OPTION GRANTS IN LAST FISCAL YEAR

                                                                 INDIVIDUAL GRANTS<F1>                               POTENTIAL
                                            ----------------------------------------------------------------     REALIZED VALUE AT
                                                               % OF                                               ASSUMED ANNUAL
                                                              TOTAL                                               RATES OF STOCK
                                             NUMBER OF       OPTIONS                                                   PRICE
                                            SECURITIES      GRANTED TO                                             APPRECIATION
                                            UNDERLYING      EMPLOYEES        EXERCISE                             FOR OPTION TERM
                                              OPTIONS       IN FISCAL        OR BASE                             ------------------
                  NAME                      GRANTED (#)        YEAR        PRICE ($/SH)     EXPIRATION DATE      5% ($)     10% ($)
                  ----                      -----------     ----------     ------------     ----------------     ------     -------
Glen L. Shank...........................       4,750           10.67%          11.38        August 29, 2000      14,934      33,013
James E. Schoenbeck.....................       3,300            7.41%          11.38        August 29, 2000      10,375      22,935
Bryan M. DeCordova......................       3,000            6.74%          11.38        August 29, 2000       9,432      20,850
James R. Fennema........................       3,000            6.74%          11.38        August 29, 2000       9,432      20,850
Charles E. Bogan........................       2,300            5.17%          11.38        August 29, 2000       7,231      15,985

--------

<F1> The options were granted with an exercise price equal to the fair market value of the Company's Common Stock on August 29, 1995. Except in the event of death, if an optionee ceases to be employed by the Company, his or her option shall terminate on the earlier of (i) the expiration of the option or (ii) the thirtieth day following such termination of employment. In the event of death of optionee, the option may be exercised by his or her legal representatives on the earlier of (i) the expiration of the option or (ii) within twelve months of the date of death. Upon a merger, consolidation, reorganization or liquidation of the Company, the option may, in the discretion of the Compensation Committee, become immediately exercisable until the day immediately prior to the date the contemplated transaction is consummated. The options granted were granted on August 29, 1995 and expire on August 29, 2000. The options become exercisable in equal amounts over a four year period beginning one year subsequent to their grant date.

    No options were exercised by any of the named executive officers during fiscal 1996. The following table provides information with respect to the named executive officers concerning unexercised options held as of the end of fiscal 1996:

                       LAST FISCAL YEAR END OPTION VALUES

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS AT
                                                  OPTIONS AT FY-END (#)             FY-END ($)<F1>
                    NAME                        EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
                    ----                        -------------------------     -------------------------
Glen L. Shank...............................           5,312/14,938                  8,671/11,353
James E. Schoenbeck.........................           3,937/10,738                  6,540/8,468
Bryan M. DeCordova..........................           3,749/9,876                   6,436/8,157
James R. Fennema............................           2,500/8,000                   3,876/5,251
Charles E. Bogan............................           3,062/7,988                   5,185/6,628

--------

<F1> Assumes a fair market value of $7.20 per share on date of grant and $9.75 per share as of January 28, 1996, for the options to purchase 5,750, 4,375, 4,375, 2,500 and 3,500 shares of Common Stock granted to Glen L. Shank, James E. Schoenbeck, Bryan M. DeCordova, James R. Fennema and Charles E. Bogan, respectively, on June 4, 1993. Assumes a fair market value of $9.20 per share on date of grant and $9.75 per share as of January 28, 1996, for the options to purchase 9,750, 7,000, 6,250, 5,000 and 5,250 shares of Common Stock granted to Glen L. Shank, James E. Schoenbeck, Bryan M. DeCordova, James R. Fennema and Charles E. Bogan, respectively on April 28, 1994. Also assumes a fair market value of $11.38 per share on date of grant and $9.75 per share as of January 28, 1996, for the options to purchase 4,750, 3,300, 3,000, 3,000 and 2,300 shares of Common Stock granted to Glen L. Shank, James E. Schoenbeck, Bryan M. DeCordova, James R. Fennema and Charles E. Bogan, respectively on August 29, 1995.

EMPLOYEE STOCK OPTION PLAN

    In May 1993, the Company adopted the Duckwall-ALCO Stores, Inc. Incentive Stock Option Plan (the ``Plan'') to encourage key employees of the Company to participate in the ownership of the Company and promote the success of the business of the Company. Presently, 200,000 shares of Common Stock are authorized for issuance upon exercise of options under the Plan. The number of shares and option price covered by outstanding options may be adjusted in the event of any stock dividend, stock split, reorganization, merger, consolidation, liquidation or any combination or exchange of shares of Common Stock. The Plan is administered by the Compensation Committee consisting of not less than two nor more than five members of the Board of Directors who are appointed by the Board. The price of each option shall be its fair market value as determined by the Compensation Committee if the Common Stock is not traded on the public market. Employees of the Company eligible to receive options are those selected by the Compensation Committee in its sole discretion on the basis that such employees have made material contributions to the successful performance of the Company in the past, or are expected to make material contributions in the future.

    Of the 200,000 shares of Common Stock available for the grant of options under the Plan, as of October 11, 1996, an aggregate of 188,325 shares were subject to options and options for 1,013 shares had been exercised.

DIRECTOR COMPENSATION

    Non-employee directors of the Company receive compensation of $500 for each meeting of the Board of Directors attended and an additional $500 for each committee meeting attended, plus reimbursement for expenses incurred in connection with attendance at Board of Directors meetings.

EMPLOYMENT AGREEMENT

    The Company and Glen L. Shank, President of the Company, are parties to an employment agreement which automatically renews for successive annual terms in January of each year unless the Company provides timely notice of termination. The employment agreement provides that Mr. Shank's minimum base salary shall be $144,400, subject to increase by the Board of Directors, together with bonuses, if any, in such amount as shall be determined by the Board of Directors. In the event of death or disability, Mr. Shank or his representative shall be entitled to his salary through the end of the month in which his death occurs or on the last day of the sixth consecutive month of his disability, as the case may be. In addition to setting forth the duties and responsibilities of Mr. Shank, the employment agreement provides that under certain circumstances either the Company or Mr. Shank may terminate the employment agreement.

COMPENSATION COMMITTEE INTERLOCKS

    Robert C. Amenta, Robert L. Barcum and William J. Morgan each served on the Compensation Committee of the Board of Directors during fiscal 1996.

    Robert C. Amenta and William J. Morgan, directors of the Company, are employees of Pacholder Associates, Inc., an investment advisor to the Kansas Public Employees Retirement System (``KPERS''). As of September 3, 1996, KPERS owned 1,171,337 shares of Common Stock. KPERS is a Selling Stockholder in this offering. See ``Principal and Selling Stockholders.''

                              CERTAIN TRANSACTIONS

    Dennis A. Mullin is President and Chief Operating Officer of Steel & Pipe Supply Co., Inc. Mr. Mullin is also a partner in, or stockholder or officer of, five partnerships or corporations which own stores leased to the Company. During fiscal 1996, fiscal 1995 and fiscal 1994, the Company paid fixed rentals aggregating approximately $585,066, $585,065 and $585,065 and percentage rentals aggregating approximately $6,575, $14,730 and $12,946, respectively, to these entities. During the current fiscal year through September 3, 1996, the Company had paid fixed rentals aggregating approximately $390,044 and no percentage rentals to these entities. The Company also pays the taxes, insurance and maintenance on the stores leased from these entities. One of these store's leases has a remaining term of approximately 23 months while each of the other store leases has a remaining term of more than two years.

    Robert L. Barcum is President of Applied Intelligence Group, Inc., (``AIG''), a computer consulting firm. During fiscal 1996, the Company entered into contracts with AIG totaling $982,023 for the purchase of software and services related to upgrading the Company's point-of-sale systems. During fiscal 1996, the Company paid AIG $29,167 under the contracts and $1,662 in associated expenses. During the current fiscal year through September 3, 1996, the Company had paid AIG $952,856 under the contracts and $3,675 in associated expenses. The Company has used AIG as a source for point-of-sale software and related services since 1987.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information as of September 3, 1996 (as of December 31, 1995 for Wellington Management Company, Heartland Advisors, Inc. and Wanger Asset Management, L.P.) regarding the beneficial ownership of Common Stock by each person known to the Board of Directors to own beneficially 5% or more of the Company's Common Stock, by each director of the Company, by each executive officer named in the Summary Compensation Table under ``Executive Compensation" and by all directors and officers of the Company as a group. All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more stockholders, as the case may be, or by documents filed with the Securities and Exchange Commission.

                                                                   BEFORE OFFERING         NUMBER OF           AFTER OFFERING
                                                                 -------------------     SHARES BEING       -------------------
                         NAME                                    NUMBER      PERCENT       OFFERED          NUMBER      PERCENT
                         ----                                    ------      -------     ------------       ------      -------
Glen L. Shank <F1><F2><F3>.................................        13,775      <F*>               0           13,775      <F*>
James E. Schoenbeck <F1><F2><F4>...........................        10,106      <F*>               0           10,106      <F*>
Bryan M. DeCordova <F1><F2><F5>............................         8,456      <F*>               0            8,456      <F*>
James R. Fennema <F1><F6>..................................         7,025      <F*>               0            7,025      <F*>
Charles E. Bogan <F1><F2><F7>..............................         7,475      <F*>               0            7,475      <F*>
Dennis A. Mullin <F8>......................................       124,689      3.12               0          124,689      2.54
Robert L. Barcum <F9>......................................             0      <F*>               0                0      <F*>
William J. Morgan <F10>....................................             0      <F*>               0                0      <F*>
Robert C. Amenta <F10>.....................................             0      <F*>               0                0      <F*>
KDF, a Massachusetts Nominee <F10>.........................     1,171,337     29.29         154,203        1,017,134     20.76
Boatmen's Trust Company, as Trustee for
  Duckwall-ALCO Profit Sharing Plan & Trust <F2>...........       287,350      7.18         205,797           81,553      1.66
Wellington Management Company <F11>........................       332,400      8.31               0          332,400      6.78
Heartland Advisors, Inc. <F12>.............................       290,000      7.25               0          290,000      5.92
Wanger Asset Management, L.P. <F13>........................       230,000      5.75               0          230,000      4.69
All directors and officers as a group (9 in group).........       171,526      4.11               0          171,526      3.47

--------

<F*> Less than one percent.

                                       29


 <F1> The address for this person is 401 Cottage Street, Abilene, Kansas
      67410-6129.

 <F2> Glen L. Shank, Chairman of the Board and President of the Company,
      Charles E. Bogan, a Vice President of the Company, James E. Schoenbeck, a Vice President of the Company, and Bryan M. DeCordova, a Vice President of the Company, are four of the six members of the administrative committee of the Duckwall-ALCO Stores, Inc., Profit Sharing Plan and Trust (the ``Profit Sharing Plan''), however each has disclaimed beneficial ownership of any shares of Common Stock owned by the Profit Sharing Plan. The address of the Profit Sharing Plan is Boatmen's Trust Company, Trustee, 10th and Baltimore, P.O. Box 419038, Kansas City, Missouri 64183.

 <F3> Mr. Shank owns options to purchase 24,250 shares of Common Stock. Of those options, 10,375 are currently exercisable.

 <F4> Mr. Schoenbeck owns options to purchase 17,675 shares of Common Stock. Of those options, 7,606 are currently exercisable.

 <F5> Mr. DeCordova owns options to purchase 16,425 shares of Common Stock. Of those options, 7,156 are currently exercisable.

 <F6> Mr. Fennema owns options to purchase 13,300 shares of Common Stock. Of those options, 5,125 are currently exercisable.

 <F7> Mr. Bogan owns options to purchase 12,850 shares of Common Stock. Of those options, 5,825 are currently exercisable.

 <F8> Dennis A. Mullin is the President and Chief Operating Officer of Steel &
      Pipe Supply Co., Inc., which owns 114,009 shares of Common Stock. The address of Steel & Pipe Supply Co., Inc., is 555 Poyntz, Manhattan, Kansas 66502. Mr. Mullin is also an executive officer of Manhattan Buildings, Inc. and Business Buildings, Inc. each of which own 840 shares of Common Stock. Mr. Mullin is also an executive officer of MBI, Inc., which owns 5,000 shares of Common Stock.

 <F9> The address for Mr. Barcum is Applied Intelligence Group, Inc., 501 East
      Fifteenth Street, Edmond, Oklahoma 73013.

<F10> KDF is the nominee holder of shares of Common Stock on behalf of the
      Kansas Public Employees Retirement System (``KPERS''). KPERS, Pacholder Associates, Inc. (``Pacholder'') and Portfolio Advisers, Inc. (``PAI''), share investment and voting power with regard to these shares. Pacholder and PAI are investment advisors to KPERS. In the event KPERS terminated either such arrangement, the terminated advisor would no longer have any such power with respect to these shares. William J. Morgan and Robert C. Amenta are the President and Senior Vice President, respectively, of Pacholder. Each of these individuals has disclaimed beneficial ownership of all shares of Common Stock beneficially owned by Pacholder, KDF and KPERS. The address of KPERS is c/o Pacholder Associates, Inc., Bank One Towers, 8044 Montgomery Road, Suite 382, Cincinnati, Ohio 45236. The address of PAI is 760 Hopmeadow Street, P.O. Box 689, Simsbury, Connecticut, 06070-0689.

<F11> The address of Wellington Management Company is 75 State Street, Boston,
      Massachusetts 02109.

<F12> The address of Heartland Advisors, Inc. is 790 North Milwaukee Street,
      Milwaukee, Wisconsin 53202.

<F13> The number of shares of Common Stock held by Wanger Asset Management, L.P.
      ("Wanger"), includes 220,000 shares of Common Stock held by Acorn Investment Trust, Series Designated Acorn Fund, which is controlled by Wanger. The address of Wanger is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606. The address of Acorn Investment Trust, Series Designated Acorn Fund is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

                          DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF COMMON STOCK

    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.0001 par value.


    There are 4,000,523 shares of Common Stock outstanding, which as of October 10, 1996, were held of record by approximately 1,400 stockholders. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors and have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and those offered hereby will be, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of Common stock at that time outstanding, subject to prior distribution rights of creditors of the Company.


    The transfer agent for the Common Stock is Boatmen's Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Sales of a substantial number of shares of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. Upon completion of the offering, there will be 4,900,523 shares of Common Stock outstanding, assuming the Underwriters' over-allotment option is not exercised and none of management's currently exercisable options are exercised. Of these shares, the 1,260,000 shares offered hereby and 2,406,397 shares held by certain stockholders will be freely transferable without restriction under the Act unless acquired by an ``affiliate'' (as that term is defined under the Act) of the Company, in which case they will be subject to the resale limitations of Rule 144 under the Act.


    In general, under Rule 144 as currently in effect, persons who may be deemed to be affiliates of the Company would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, provided that the Company has filed certain periodic reports with the Securities and Exchange Commission (or made publicly available certain information concerning it) and the sale is made in a ``broker's transaction'' or in a transaction directly with a ``market-maker,'' as those terms are used in Rule 144, without the solicitation of buy orders by the broker or such person, and without such person making any payment to any person other than the broker who executes the order to sell the shares of Common Stock.

    In addition to the requirements of Rule 144, the Company, the Selling Stockholders and the officers and the directors of the Company personally holding shares of Common Stock as of September 3, 1996 have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period 120 days after the date of this Prospectus, other than the grant of stock options pursuant to the Company's Plan.

    No precise predictions can be made about the effect, if any, that public sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock of the Company in the public market could have an adverse impact on the prevailing market price.

                                  UNDERWRITING

    The Company and the Selling Stockholders have entered into a Purchase Agreement (the ``Purchase Agreement'') with Piper Jaffray Inc., The Robinson-Humphrey Company, Inc., and Stifel, Nicolaus & Company, Incorporated (the ``Underwriters''). Subject to the terms and conditions set forth in the Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase, the number of shares of Common Stock set forth opposite such Underwriter's name in the table below:


                                                                                      NUMBER OF SHARES
                                   UNDERWRITERS                                       TO BE PURCHASED
                                   ------------                                       ----------------
Piper Jaffray Inc..................................................................         420,000
The Robinson-Humphrey Company, Inc.................................................         420,000
Stifel, Nicolaus & Company, Incorporated...........................................         420,000
                                                                                          ---------
    Total..........................................................................       1,260,000
                                                                                          =========


    Subject to the terms and conditions of the Purchase Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Purchase Agreement if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or decreased or the Purchase Agreement may be terminated.


    The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose to offer the Common Stock to the public initially at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of $0.45 per share. Additionally, the Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other brokers and dealers. After the offering, the Price to Public, concession and reallowance may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable by the Underwriters during the 30 day period after the date of this Prospectus, under which the Underwriters may purchase up to an additional 189,000 shares of Common Stock at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only to cover over-allotments, if any.


    The Company, the Selling Stockholders and the officers and the directors of the Company personally holding shares of Common Stock as of September 3, 1996 have agreed that they will not, without the prior written consent of Piper Jaffray Inc., sell, offer to sell, or otherwise dispose of any shares of Common Stock or any options or rights to purchase any shares of Common Stock for a period of 120 days after the date of this Prospectus.

    In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of market makers not connected with this offering and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period prior to the filing of this prospectus with the Commission and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby and certain other matters will be passed upon for the Company by Stinson, Mag & Fizzell, P.C., 1201 Walnut Street, Kansas City, Missouri 64106. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Bryan Cave LLP, 7500 College Boulevard, Suite 1100, Overland Park, Kansas 66210-4035.

                                    EXPERTS

    The consolidated financial statements of the Company as of January 29, 1995 and January 28, 1996 and for each of the years in the three-year period ended January 28, 1996 included herein have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the ``Exchange Act'') and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the ``Commission''). Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements and other information the Company files electronically with the Commission. The address of this Web site is http://www.sec.gov. The Common Stock is included for quotation on the Nasdaq National Market, and such reports, proxy statements and other information should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement under the Act concerning the Common Stock offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus as permitted by the Commission's regulations. For further information concerning the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and its exhibits, which may be inspected at the offices of the Commission, without charge. Copies of the material contained therein may be obtained from the Commission upon payment of the prescribed copying charges. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete; where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.

                           DUCKWALL-ALCO STORES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                               PAGE

                                                                                                                               ----


Independent Auditors' Report................................................................................................   F-2

Consolidated Balance Sheets as of January 29, 1995, January 28, 1996 and July 28, 1996 (unaudited)..........................   F-3

Consolidated Statements of Operations for the Fiscal Years Ended January 30, 1994, January 29, 1995 and January 28, 1996 and
  the Twenty-Six Week Periods Ended July 30, 1995 (unaudited) and
  July 28, 1996 (unaudited).................................................................................................   F-4

Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended January 30, 1994, January 29, 1995 and January
  28, 1996 and the Twenty-Six Week Periods Ended July 28, 1996 (unaudited)..................................................   F-5

Consolidated Statements of Cash Flows for the Fiscal Years Ended January 30, 1994, January 29, 1995 and January 28, 1996 and
  the Twenty-Six Week Periods Ended July 30, 1995 (unaudited) and July 28, 1996 (unaudited).................................   F-6

Notes to Consolidated Financial Statements..................................................................................   F-7


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Duckwall-ALCO Stores, Inc.:

    We have audited the accompanying consolidated balance sheets of Duckwall-ALCO Stores, Inc. and subsidiary as of January 29, 1995 and January 28, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duckwall-ALCO Stores, Inc. and subsidiary as of January 29, 1995 and January 28, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended January 28, 1996, in conformity with generally accepted accounting principles.

                                             KPMG Peat Marwick LLP

Wichita, Kansas
March 21, 1996

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                  JANUARY       JANUARY          JULY
                                                                  29, 1995      28, 1996       28, 1996
                                                                  --------      --------       --------
                                                                                               (UNAUDITED)
                           ASSETS
Current assets:
    Cash....................................................      $    --       $    177       $  1,804
    Receivables (note 4)....................................        1,921          2,545          2,828
    Inventories (notes 3 and 4).............................       62,427         71,635         80,119
    Property held for sale..................................           55             41             41
    Prepaid expenses........................................          994          1,210          1,973
                                                                  -------       --------       --------
        Total current assets................................       65,397         75,608         86,765
                                                                  -------       --------       --------
Property and equipment, at cost (note 4):
    Land....................................................        1,956          2,297          2,379
    Buildings...............................................       12,464         16,867         18,070
    Furniture, fixtures and equipment.......................       19,418         22,354         23,978
    Transportation equipment................................        1,060          1,473          1,580
    Leasehold improvements..................................        2,476          3,164          3,837
    Construction work in progress...........................        1,324          1,389          3,652
                                                                  -------       --------       --------
        Total property and equipment........................       38,698         47,544         53,496
    Less accumulated depreciation and amortization..........       21,469         23,676         25,011
                                                                  -------       --------       --------
        Net property and equipment..........................       17,229         23,868         28,485
                                                                  -------       --------       --------
Property under capital leases (note 6)......................       21,156         20,541         20,541
    Less accumulated amortization...........................       11,760         12,404         12,819
                                                                  -------       --------       --------
        Net property under capital leases...................        9,396          8,137          7,722
                                                                  -------       --------       --------
Debt financing costs........................................          180            110            100
                                                                  -------       --------       --------
                                                                  $92,202       $107,723       $123,072
                                                                  =======       ========       ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Bank overdrafts.........................................      $    76       $     --       $     --
    Current maturities of long-term debt (note 4)...........          755            545            752
    Current maturities of capital lease obligations (note
      6)....................................................          630            637            637
    Accounts payable........................................       13,915         16,335         20,015
    Income taxes payable....................................        1,488            820            476
    Accrued salaries and commissions........................        3,112          3,614          2,096
    Accrued taxes other than income.........................        1,939          2,203          2,430
    Other current liabilities...............................        2,526          1,598          1,081
    Deferred income taxes (note 7)..........................        2,002          2,467          2,492
                                                                  -------       --------       --------
        Total current liabilities...........................       26,443         28,219         29,979
Notes payable under revolving loan credit facility (note
  4)........................................................          238         12,015         21,353
Long-term debt, less current maturities (note 4)............        4,238          1,599          3,540
Capital lease obligations, less current maturities (note
  6)........................................................       10,944          9,755          9,437
Other noncurrent liabilities................................          712            745            794
Deferred income taxes (note 7)..............................        2,527          2,329          2,355
                                                                  -------       --------       --------
        Total liabilities...................................       45,102         54,662         67,458
                                                                  -------       --------       --------
Stockholders' equity (notes 2, 9 and 10):
    Common stock, $.0001 par value, authorized 20,000,000
      shares; issued and outstanding 3,999,510 shares.......            1              1              1
    Additional paid-in capital, net of $3,586 accumulated
      deficit eliminated on June 2, 1991....................       39,859         40,690         41,316
    Retained earnings since June 2, 1991....................        7,240         12,370         14,297
                                                                  -------       --------       --------
        Total stockholders' equity..........................       47,100         53,061         55,614
Commitments (note 6)
                                                                  -------       --------       --------
                                                                  $92,202       $107,723       $123,072
                                                                  =======       ========       ========
                     See accompanying notes to consolidated financial statements.

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                                           TWENTY-SIX WEEK
                                                                    FISCAL YEARS ENDED                      PERIODS ENDED
                                                          --------------------------------------       -----------------------
                                                          JANUARY        JANUARY        JANUARY          JULY           JULY
                                                          30, 1994       29, 1995       28, 1996       30, 1995       28, 1996
                                                          --------       --------       --------       --------       --------

                                                                                                             (UNAUDITED)

Net sales...........................................      $225,903       $242,144       $256,454       $117,532       $127,774
Cost of sales.......................................       154,217        163,180        173,296         79,139         85,812
                                                          --------       --------       --------       --------       --------
        Gross margin................................        71,686         78,964         83,158         38,393         41,962
                                                          --------       --------       --------       --------       --------
Selling, general and administrative
  (notes 5 and 6)...................................        59,432         65,477         69,018         32,884         35,458
Depreciation and amortization                                3,950          3,280          3,093          1,497          1,789
                                                          --------       --------       --------       --------       --------
        Total operating expenses....................        63,382         68,757         72,111         34,381         37,247
                                                          --------       --------       --------       --------       --------
        Income from operations......................         8,304         10,207         11,047          4,012          4,715

Interest expense (notes 4 and 6)....................         4,091          3,390          2,958          1,417          1,592
Other expense:
    Store closing expense (note 8)..................           833            156             --             --             --
    Other expense (income)..........................           (10)            --           (185)            --             --
                                                          --------       --------       --------       --------       --------
        Earnings before income taxes (note 3).......         3,390          6,661          8,274          2,595          3,123

Income tax expense (note 7).........................         1,130          2,531          3,144            986          1,196
                                                          --------       --------       --------       --------       --------
        Net earnings................................         2,260          4,130          5,130          1,609          1,927

Accretion in carrying value of redeemable common
  stock purchase warrant (note 10)..................           645            288             --             --             --
                                                          --------       --------       --------       --------       --------
        Net earnings applicable to common stock.....      $  1,615       $  3,842       $  5,130       $  1,609       $  1,927
                                                          ========       ========       ========       ========       ========
Earnings per common and common equivalent share
  (note 1(i)).......................................      $    .80       $   1.51       $   1.28       $    .40       $    .48
                                                          ========       ========       ========       ========       ========
Pro forma earnings per common and common equivalent
  share (note 1(i)).................................      $    .96
                                                          ========

                                 See accompanying notes to consolidated financial statements.

                    DUCKWALL-ALCO STORES INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                                                         RETAINED
                                                                                                         EARNINGS
                                                                                        ADDITIONAL        SINCE           TOTAL
                                                                           COMMON        PAID-IN         JUNE 2,      STOCKHOLDERS'
                                                                           STOCK         CAPITAL           1991          EQUITY
                                                                           ------       ----------       --------     -------------
Balance, January 31, 1993.............................................     $   1          $21,497         $ 1,783        $23,281
    Net earnings for the year ended January 30, 1994..................        --               --           2,260          2,260
    Accretion in carrying value of redeemable common stock purchase
      warrant.........................................................        --               --            (645)          (645)
    Tax benefit from net operating loss carryforward (note 7).........        --            1,657              --          1,657
                                                                           -----          -------         -------        -------
Balance, January 30, 1994.............................................         1           23,154           3,398         26,553
    Net earnings for the year ended January 29, 1995..................        --               --           4,130          4,130
    Accretion in carrying value of redeemable common stock purchase
      warrant.........................................................        --               --            (288)          (288)
    Tax benefit from net operating loss carryforward (note 7).........        --              866              --            866
    Issuance of 1,650,000 common shares in initial public offering
      (note 10).......................................................        --           13,246              --         13,246
    Exercise of redeemable common stock purchase warrant for 350,000
      common shares (note 10).........................................        --            2,593              --          2,593
                                                                           -----          -------         -------        -------
Balance, January 29, 1995.............................................         1           39,859           7,240         47,100
    Net earnings for the year ended January 28, 1996..................        --               --           5,130          5,130
    Tax benefit from net operating loss carryforward (note 7).........        --              831              --            831
                                                                           -----          -------         -------        -------
Balance, January 28, 1996.............................................         1           40,690          12,370         53,061
    Net earnings for twenty-six week period ended July 28, 1996
      (unaudited).....................................................        --               --           1,927          1,927
    Tax benefit from net operating loss carryforward (unaudited)......        --              626              --            626
                                                                           -----          -------         -------        -------
Balance, July 28, 1996 (unaudited)....................................     $   1          $41,316         $14,297        $55,614
                                                                           =====          =======         =======        =======
                                    See accompanying notes to consolidated financial statements.

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                        TWENTY-SIX WEEK
                                                                    FISCAL YEARS ENDED                   PERIODS ENDED
                                                           ------------------------------------      ----------------------
                                                           JANUARY       JANUARY       JANUARY         JULY          JULY
                                                           30, 1994      29, 1995      28, 1996      30, 1995      28, 1996
                                                           --------      --------      --------      --------      --------
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
    Net earnings.......................................    $   2,260     $   4,130     $   5,130     $   1,609     $   1,927
        Adjustments to reconcile net earnings to net
          cash provided by operating activities:
            Depreciation and amortization..............        3,950         3,280         3,093         1,497         1,789
            Amortization of debt discount..............          250            --            --            --            --
            Amortization of debt financing costs.......          181           190           180            90            20
            Deferred income taxes......................         (555)         (383)          267            --            51
            Loss (gain) on sale or disposition of
              property and equipment...................           14            39            (1)           --            --
            Gain on termination of store capital
              leases...................................           --            --          (185)           --            --
            LIFO expense (income)......................          438          (614)         (378)          125            90
            Decrease (increase) in receivables.........           36          (211)         (624)          (40)         (283)
            Increase in inventories....................       (3,732)       (6,338)       (8,830)       (8,349)       (8,574)
            (Increase) decrease in prepaid expenses....          (68)         (114)         (216)           70          (763)
            Increase in accounts payable...............          572         2,130         2,420         4,702         3,680
            Increase (decrease) in income taxes
              payable..................................        1,260         1,772           163          (944)          282
            Increase (decrease) in accrued salaries and
              commissions..............................          214           696           502        (1,013)       (1,518)
            Increase in accrued taxes other than
              income...................................          208            25           264           387           227
            Increase (decrease) in other liabilities...          910          (335)         (895)       (1,261)         (468)
                                                           ---------     ---------     ---------     ---------     ---------
                 Net cash provided by (used in)
                   operating activities................        5,938         4,267           890        (3,127)       (3,540)
                                                           ---------     ---------     ---------     ---------     ---------
Cash flows from investing activities:
    Proceeds from sale of property and equipment.......           99            21            67            --            --
    Acquisition of:
        Buildings......................................          (11)         (614)       (4,403)       (1,604)       (1,203)
        Fixtures, equipment and leasehold
          improvements.................................       (2,026)       (3,383)       (4,502)       (1,549)       (4,788)
                                                           ---------     ---------     ---------     ---------     ---------
                 Net cash used in investing
                   activities..........................       (1,938)       (3,976)       (8,838)       (3,153)       (5,991)
                                                           ---------     ---------     ---------     ---------     ---------
Cash flows from financing activities:
    Increase (decrease) in notes payable under
      revolving loan credit facility...................      (15,710)      (13,055)       11,777         8,853         9,338
    Proceeds from notes payable                                   --            --            --            --         2,668
    Proceeds from notes payable under revolving loan
      credit facility..................................       13,293            --            --            --            --
    Proceeds from stock issuance.......................           --        13,246            --            --            --
    Proceeds from exercise of redeemable common stock
      purchase warrant.................................           --             2            --            --            --
    Principal payments on long-term debt...............         (892)         (745)       (2,849)         (645)         (520)
    Principal payments under capital lease
      obligations......................................         (869)         (641)         (617)         (315)         (318)
    Increase (decrease) in bank overdrafts.............           --            76           (76)          (76)           --
    Debt financing costs...............................         (551)           --          (110)          (25)          (10)
                                                           ---------     ---------     ---------     ---------     ---------
                 Net cash provided by (used in)
                   financing activities................       (4,729)       (1,117)        8,125         7,792        11,158
                                                           ---------     ---------     ---------     ---------     ---------
Net increase (decrease) in cash........................         (729)         (826)          177         1,512         1,627
Cash, at beginning of year.............................        1,555           826            --            --           177
                                                           ---------     ---------     ---------     ---------     ---------
Cash, at end of year...................................    $     826     $      --     $     177     $   1,512     $   1,804
                                                           =========     =========     =========     =========     =========

          See accompanying notes to consolidated financial statements.

                                      F-6

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) NATURE OF BUSINESS

    Duckwall-ALCO Stores, Inc. and subsidiary (the Company) is engaged in the business of retailing general merchandise in the central United States through discount department and variety store outlets. Merchandise is purchased for resale from many vendors, and transactions with individual vendors and customers do not represent a significant portion of total purchases and sales.

  (B) PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany account balances have been eliminated in consolidation.

  (C) BASIS OF PRESENTATION

    The Company's fiscal year ends on the Sunday nearest to January 31. Fiscal 1994, 1995 and 1996 each consist of 52 weeks.

  (D) INVENTORIES

    Store inventories are stated at the lower of cost or net realizable value as estimated by the retail inventory method. Warehouse inventories are stated at the lower of cost or net realizable value. The Company utilizes the last-in, first-out (LIFO) method of determining cost of store and warehouse inventories.

  (E) PROPERTY AND EQUIPMENT

    Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of leasehold improvements and capital leases is computed on a straight-line basis over the terms of the lease agreements.

    Major improvements are capitalized while maintenance and repairs, which do not extend the useful life of the asset, are charged to expense as incurred.

  (F) INCOME TAXES

    The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (G) STORE OPENING COSTS

    Direct incremental costs of opening new stores are deferred and amortized on a straight-line basis over a 12-month period from the date the store is opened.

  (H) NET SALES

    Sales are recorded in the period of sale. Sales returns, which are not material, are recorded in the period of return as a reduction of sales.

  (I) EARNINGS PER SHARE

    Earnings per share has been computed based on the weighted average number of common shares outstanding during the year plus common stock equivalents, when dilutive, consisting of the redeemable common stock purchase warrant until exercised during fiscal 1995 (see note 10) and stock options (see note 9). For purposes of the fiscal 1995 computation, the warrant was assumed to have been exercised since this treatment was the most dilutive and,

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

therefore, the accretion in the carrying value of the redeemable common stock purchase warrant has been excluded in the computation. For purposes of the fiscal 1994 computation, net earnings was adjusted for accretion in the carrying value of the redeemable common stock purchase warrant, and the warrant was assumed to have been put to the Company, rather than exercised, since this treatment was more dilutive for this fiscal year.

    Pro forma earnings per share information for fiscal 1994 is presented herein due to the exercise of the warrant by the holder pursuant to the Company's public offering of common shares in fiscal 1995 as described in note 10. Such pro forma information excludes the effect of accretion in the carrying value of the redeemable common stock purchase warrant in fiscal 1994 and includes the effect of the issuance of 350,000 shares of common stock pursuant to the exercise of the warrant.

    The average number of shares used in computing earnings per share was as follows:

                                                   EARNINGS PER          PRO FORMA EARNINGS
                                                 COMMON AND COMMON         PER COMMON AND
                                                 EQUIVALENT SHARE      COMMON EQUIVALENT SHARE
                                                 -----------------     -----------------------
Fiscal 1994..................................        2,006,250                2,356,250
Fiscal 1995..................................        2,737,620                       --
Fiscal 1996..................................        4,014,351                       --
Twenty-six week periods ended:
    July 30, 1995 (unaudited)................        4,007,909                       --
    July 28, 1996 (unaudited)................        4,033,522                       --

  (J) CONSOLIDATED STATEMENTS OF CASH FLOWS

    During fiscal 1994, 1995 and 1996 and for the twenty-six week periods ended July 30, 1995 and July 28, 1996, the following amounts were paid for interest and income taxes:

                                                                                                               TWENTY-SIX WEEK
                                                                                                                PERIODS ENDED
                                                                                  FISCAL YEARS ENDED         --------------------
                                                                             ----------------------------    JULY 30,    JULY 28,
                                                                              1994       1995       1996       1995        1996
                                                                             ------     ------     ------    --------    --------
                                                                                                                 (UNAUDITED)
Interest, excluding interest on capital lease obligations and amortization of debt financing costs (net of capitalized interest of
  $21, $107, $46 (unaudited) and $76 (unaudited) in fiscal years 1995 and
  1996 and the twenty-six week periods ended July 30, 1995 and July 28,
  1996, respectively)....................................................    $2,260     $1,940     $2,061     $   781     $ 1,000
Income taxes.............................................................       425      1,142      2,714       1,930         863

    Noncash financing and investing activities for fiscal 1994, 1995 and 1996 and the twenty-six week periods ended July 30, 1995 and July 28, 1996 consisted of:

    Redeemable common stock purchase warrant with a carrying value of $2,591 was exercised during fiscal 1995 (see note 10).

    The carrying value of the redeemable common stock purchase warrant was increased during fiscal 1994 and 1995 by $645 and $288, respectively.

    Tax benefit from net operating loss carryforward of $1,657, $866, $831, $437 (unaudited) and $626 (unaudited) which increases additional paid-in capital in fiscal 1994, 1995 and 1996 and the twenty-six week periods ended July 30, 1995 and July 28, 1996, respectively.

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

    Capital leases of buildings with a fair value of $2,015 and $1,002 were executed in fiscal 1994 and 1995, respectively.

    A capital lease was terminated in fiscal 1996 resulting in elimination of capital lease assets of $380 and capital lease obligations of $565.

  (K) USE OF ESTIMATES

    Management of the Company has made certain estimates and assumptions in the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (L) INTERIM FINANCIAL DATA

    The interim financial statements as of July 28, 1996 and the twenty-six week periods ended July 30, 1995 and July 28, 1996 are unaudited. In the opinion of management, the interim data includes all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial statements for the interim periods presented. Interim periods operating results are not necessarily indicative of the results to be expected for the full fiscal year.

(2) BANKRUPTCY AND REORGANIZATION

    On May 8, 1989, the Company filed a petition for relief under Chapter 11 of the Federal bankruptcy laws in the United States Bankruptcy Court for the District of Kansas. On May 17, 1991, the Company's plan of reorganization
(Plan), as amended, was confirmed by the Bankruptcy Court.

    The Company has accounted for the confirmation of the Plan as a quasi-reorganization. Accordingly, the accumulated deficit at June 2, 1991 was charged to additional paid-in capital and a new retained earnings account was established effective the same date. No adjustment was made to the carrying values of the Company's assets and liabilities because such amounts were not in excess of estimated fair values.

(3) INVENTORIES

    Inventories at January 29, 1995, January 28, 1996 and July 28, 1996 are stated at the lower of cost or net realizable value as determined under the LIFO method of accounting. The Company utilizes the LIFO method of valuing its inventories because, in the opinion of management, the LIFO method more nearly matches current costs with current revenue during periods of rising prices for financial reporting and income tax purposes. Inventories are as follows for the dates indicated:

                                                           JANUARY 29,     JANUARY 28,      JULY 28,
                                                              1995            1996            1996
                                                           -----------     -----------     -----------
                                                                                           (UNAUDITED)
FIFO cost..............................................      $66,744         $75,574         $84,148
Less LIFO reserve......................................       (4,317)         (3,939)         (4,029)
                                                             -------         -------         -------
    LIFO cost..........................................      $62,427         $71,635         $80,119
                                                             =======         =======         =======

    Earnings before income taxes for fiscal 1994, 1995 and 1996 and for the twenty-six week periods ended July 30, 1995 and July 28, 1996 would have been increased by $438, decreased by $614, decreased by $378, increased by $125 (unaudited) and increased by $90 (unaudited), respectively, if the FIFO method of valuing inventories had been utilized.

    During fiscal 1994, 1995 and 1996, liquidation of LIFO inventories with lower prior year costs had the effect of increasing (decreasing) earnings before income taxes by $106, $3 and $(7), respectively.

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(4) CREDIT ARRANGEMENTS, NOTES PAYABLE AND LONG-TERM DEBT

    In October 1995, the Company executed an amendment to the loan agreement with two lenders which provides a revolving loan credit facility of up to $35,000 of long-term financing. The amount advanced (through a note or letters of credit) to the Company bears interest at the prime rate plus 0.5% and is generally limited to 55% of eligible inventory, as defined. Advances are secured by a security interest in the Company's inventory, accounts receivable and intangible assets. The loan agreement contains various restrictions including limitations on additional indebtedness, the number of stores that may be opened in a fiscal year, sales of assets and capital expenditures and financial covenants related to earnings, the ratio of earnings to fixed charges, working capital and tangible net worth, all as defined. The loan agreement prohibits the payment of dividends. The loan agreement expires in February 1999 and automatically renews for successive one-year terms thereafter unless terminated by the lenders or the Company.

    Notes payable outstanding at January 29, 1995, January 28, 1996 and July 28, 1996 under the revolving loan credit facility aggregated $238, $12,015 and $21,353 (unaudited), respectively. The lender had also issued letters of credit aggregating $1,440, $2,053 and $3,622 (unaudited), respectively, at such dates on behalf of the Company. The interest rate on outstanding borrowings at January 28, 1996 and July 28, 1996 was 9% and 8.75% (unaudited), payable monthly. The Company had additional borrowings available at January 28, 1996 and July 28, 1996 under the revolving loan credit facility amounting to $20,932 and $10,025 (unaudited), respectively.

    Long-term debt, exclusive of notes payable under the revolving loan credit facility as described above, consisted of the following at the dates indicated below:

                                                                JANUARY 29,     JANUARY 28,      JULY 28,
                                                                   1995            1996            1996
                                                                -----------     -----------     -----------
                                                                                                (UNAUDITED)
    7.15% to 9.5% obligations for Industrial Revenue Bonds,
      interest payable semi-annually with principal payments
      due annually until final maturity in 1999.............      $ 1,925         $ 1,375         $ 1,000
    9.875% mortgage note payable due in monthly
      installments, including interest, through September
      2001..................................................          650             578             532
    10% subordinated notes..................................        2,100              --              --
    10% notes payable, due quarterly........................          318             191             146
    8.41% note payable, due monthly until final maturity in
      2001 (unaudited)......................................           --              --             946
    7.93% note payable, due monthly until final maturity in
      2002 (unaudited)......................................           --              --           1,668
                                                                  -------         -------         -------
                                                                    4,993           2,144           4,292
    Less current maturities.................................          755             545             752
                                                                  -------         -------         -------
    Long-term debt, less current maturities.................      $ 4,238         $ 1,599         $ 3,540
                                                                  =======         =======         =======

    The Industrial Revenue Bonds were issued by a municipality to finance warehouse facilities of the Company. The facilities are leased by the Company and the Company has the option to purchase the facilities for a nominal sum at the expiration of the leases.

    Interest expense on notes payable and long-term debt in fiscal 1994, 1995 and 1996 and the twenty-six week periods ended July 30, 1995 and July 28, 1996 aggregated $2,688, $2,022, $1,706, $740 (unaudited) and $1,002 (unaudited), respectively.

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

    Maturities of long-term debt, including the notes payable under the revolving loan credit facility, in each of the next five years and thereafter in the aggregate as of January 28, 1996 are as follows:

          FISCAL YEAR:
          ------------
          1997....................................    $    545
          1998....................................         590
          1999....................................         524
          2000....................................      12,299
          2001....................................         120
          Thereafter..............................          81
                                                      --------
                                                      $ 14,159
                                                      ========

(5) EMPLOYEE BENEFITS

    The Company has a trusteed Profit Sharing Plan (Plan) for the benefit of eligible employees. The Plan provides for an annual contribution of not more than 20% of earnings for the year before the profit sharing contribution and Federal and state income taxes, limited to 15% of the annual compensation of the participants in the Plan. Contributions by the Company vest with the participants over a seven-year period. The Company reserves the right to discontinue its contributions at any time. The Company made profit sharing contributions for fiscal 1994, 1995 and 1996 and for the twenty-six week periods ended July 30, 1995 and July 28, 1996 of $270, $500, $630, $150 (unaudited) and
$190 (unaudited), respectively.

    At January 29, 1995, January 28, 1996 and July 28, 1996, the Plan owned 327,350, 327,350 and 287,350 (unaudited) shares, respectively, of the Company's common stock.

(6) LEASES

    The Company is lessee under long-term capital leases expiring at various dates. The components of property under capital leases in the accompanying consolidated balance sheets are as follows for the dates indicated below:

                                                           JANUARY 29,     JANUARY 28,      JULY 28,
                                                              1995            1996            1996
                                                           -----------     -----------     -----------
                                                                                           (UNAUDITED)
Buildings..............................................      $17,373         $16,758         $16,758
Fixtures...............................................        3,783           3,783           3,783
                                                             -------         -------         -------
                                                              21,156          20,541          20,541
Less accumulated amortization..........................       11,760          12,404          12,819
                                                             -------         -------         -------
    Net property under capital leases..................      $ 9,396         $ 8,137         $ 7,722
                                                             =======         =======         =======

    The Company also has noncancelable operating leases, primarily for buildings and transportation equipment, that expire at various dates.

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

    Future minimum lease payments under all noncancelable leases together with the present value of the net minimum lease payments pursuant to capital leases as of January 28, 1996 are as follows:

FISCAL YEAR:                                                 CAPITAL        OPERATING
------------                                                 -------        ---------
1997.....................................................    $ 1,816         $ 4,092
1998.....................................................      1,714           3,526
1999.....................................................      1,560           2,926
2000.....................................................      1,521           2,390
2001.....................................................      1,521           2,068
Later years..............................................     12,176           7,478
                                                             -------         -------
    Total minimum lease payments.........................     20,308         $22,480
                                                                             =======
Less amount representing interest........................      9,916
                                                             -------
Present value of net minimum lease payments..............     10,392
Less current maturities..................................        637
                                                             -------
Capital lease obligations, less current maturities.......    $ 9,755
                                                             =======

    Lease payments to related parties amounted to approximately $600, $600, $292 (unaudited) and $292 (unaudited) in fiscal 1995 and 1996 and the twenty-six week periods ended July 30, 1995 and July 28, 1996, respectively.

    Minimum payments have not been reduced by minimum sublease rentals of $101 under operating leases due in the future under noncancelable subleases. They also do not include contingent rentals which may be paid under certain store leases on the basis of percentage of sales in excess of stipulated amounts. Contingent rentals applicable to capital leases amounted to $82, $85 and $51 for fiscal 1994, 1995 and 1996, respectively.

    Interest on capital lease obligations in fiscal 1994, 1995 and 1996 and the twenty-six week periods ended July 30, 1995 and July 28, 1996 aggregated $1,403, $1,368, $1,252, and $677 (unaudited) and $590 (unaudited), respectively.

    The following schedule presents the composition of total rent expense for all operating leases for the periods indicated below:

                                                                                                          TWENTY-SIX WEEK
                                                                                                           PERIODS ENDED
                                                                              FISCAL YEARS ENDED        -------------------
                                                                          --------------------------    JULY 30,   JULY 28,
                                                                          1994       1995       1996      1995       1996
                                                                          ----       ----       ----    --------   --------
                                                                                                            (UNAUDITED)
Minimum rentals......................................................    $5,541     $5,504     $6,049    $ 2,980    $ 2,762
Contingent rentals...................................................       265        316        353        132        137
Less sublease rentals................................................      (204)      (112)      (111)       (56)       (53)
                                                                         ------     ------     ------    -------    -------
                                                                         $5,602     $5,708     $6,291    $ 3,056    $ 2,846
                                                                         ======     ======     ======    =======    =======

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(7) INCOME TAXES

    Total income tax expense (benefit) was allocated as follows for the periods indicated below:

                                                                                                             TWENTY-SIX WEEK
                                                                                                              PERIODS ENDED
                                                                               FISCAL YEARS ENDED          -------------------
                                                                           --------------------------      JULY 30,   JULY 28,
                                                                           1994       1995       1996        1995       1996
                                                                           ----       ----       ----      --------   --------
                                                                                                               (UNAUDITED)
Operations............................................................    $1,130     $2,531     $3,144      $  986     $ 1,196
Additional paid-in capital for the tax benefit from utilization of net
  operating loss carryforwards........................................    (1,657)      (866)      (831)       (437)       (626)
                                                                          ------     ------     ------      ------     -------
Total income tax expense (benefit)....................................    $ (527)    $1,665     $2,313      $  549     $   570
                                                                          ======     ======     ======      ======     =======

    Income tax expense (benefit) attributable to operations consists of the following for the periods indicated below:

                                                              CURRENT       DEFERRED         TOTAL
                                                              -------       --------        -------
Fiscal 1994:
    Federal...............................................    $ 1,385        $ (467)        $   918
    State.................................................        300           (88)            212
                                                              -------        ------         -------
                                                              $ 1,685        $ (555)        $ 1,130
                                                              =======        ======         =======
Fiscal 1995:
    Federal...............................................    $ 2,443        $ (323)        $ 2,120
    State.................................................        471           (60)            411
                                                              -------        ------         -------
                                                              $ 2,914        $ (383)        $ 2,531
                                                              =======        ======         =======
Fiscal 1996:
    Federal...............................................    $ 2,417        $  224         $ 2,641
    State.................................................        460            43             503
                                                              -------        ------         -------
                                                              $ 2,877        $  267         $ 3,144
                                                              =======        ======         =======
Twenty-six week periods ended:
    July 30, 1995 (unaudited):
        Federal...........................................    $   830        $   --         $   830
        State.............................................        156            --             156
                                                              -------        ------         -------
                                                              $   986        $   --         $   986
                                                              =======        ======         =======
    July 28, 1996 (unaudited):
        Federal...........................................    $   965        $   43         $ 1,008
        State.............................................        180             8             188
                                                              -------        ------         -------
                                                              $ 1,145        $   51         $ 1,196
                                                              =======        ======         =======

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

    The significant components of deferred income tax expense (benefit) attributable to operations are as follows for the periods indicated below:

                                                                                                           TWENTY-SIX WEEK
                                                                                                            PERIODS ENDED
                                                                               FISCAL YEARS ENDED        -------------------
                                                                           --------------------------    JULY 30,   JULY 28,
                                                                           1994       1995       1996      1995       1996
                                                                           ----       ----       ----    --------   --------
                                                                                                             (UNAUDITED)
Deferred tax expense (exclusive of the effects of the
  following item).....................................................    $ 1,244     $ 578     $1,098    $  437     $  677
Decrease in beginning of the year balance of the valuation allowance
  for deferred tax assets.............................................     (1,799)     (961)      (831)     (437)      (626)
                                                                          -------     -----     ------    ------     ------
                                                                          $  (555)    $(383)    $  267    $   --     $   51
                                                                          =======     =====     ======    ======     ======

    Income tax expense attributable to operations was $1,130, $2,531, $3,144, $986 (unaudited) and $1,196 (unaudited) for fiscal 1994, 1995 and 1996 and the twenty-six week periods ended July 30, 1995 and July 28, 1996, respectively, and differs from the amounts computed by applying the Federal income tax rate of 34% as a result of the following:

                                                                                                           TWENTY-SIX WEEK
                                                                                                            PERIODS ENDED
                                                                               FISCAL YEARS ENDED        -------------------
                                                                           --------------------------    JULY 30,   JULY 28,
                                                                           1994       1995       1996      1995       1996
                                                                           ----       ----       ----    --------   --------
                                                                                                             (UNAUDITED)
Computed ``expected'' tax expense.....................................    $1,153     $2,265     $2,814    $  882     $ 1,062
Reduction in income taxes resulting from:
    Change in the beginning of the year valuation allowance for deferred tax assets due to utilization of post-
      reorganization job tax credit carryforwards.....................      (142)       (95)        --        --          --
    State income taxes, net of the Federal income
      tax benefit.....................................................       141        271        332       104         124
    Job tax credit....................................................       (29)       (62)        --        --          --
    Other, net........................................................         7        152         (2)       --          10
                                                                          ------     ------     ------    ------     -------
                                                                          $1,130     $2,531     $3,144    $  986     $ 1,196
                                                                          ======     ======     ======   =======     =======

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below for the dates indicated:

                                                                JANUARY 29,     JANUARY 28,    JULY 28,
                                                                   1995            1996          1996
                                                                -----------     -----------  -----------
                                                                                             (UNAUDITED)
Deferred tax assets:
    Capital leases..........................................      $   828         $   857      $  894
    Other liabilities.......................................          383             302         307
    Net operating loss and tax credit carryforwards.........        1,554             723          97
                                                                  -------         -------      ------
        Total gross deferred tax assets.....................        2,765           1,882       1,298
        Less - valuation allowance..........................       (1,554)           (723)        (97)
                                                                  -------         -------      ------
        Net deferred tax assets.............................        1,211           1,159       1,201
                                                                  -------         -------      ------
Deferred tax liabilities:
    Inventories, principally due to differences in the LIFO
      reserve arising
      from a prior business combination accounted for as a
      purchase..............................................        2,585           2,960       3,014
    Property and equipment, due to differences in
      depreciation and a prior business combination
      accounted for as a purchase...........................        3,155           2,995       3,034
                                                                  -------         -------      ------
        Total gross deferred tax liabilities................        5,740           5,955       6,048
                                                                  -------         -------      ------
        Net deferred tax liability..........................      $ 4,529         $ 4,796      $4,847
                                                                  =======         =======      ======

    At January 28, 1996 and July 28, 1996, the Company has a net operating loss
(NOL) carryforward for Federal income tax purposes of $1,754 and $-0-, respectively, which is available to offset future Federal taxable income, if any, through fiscal 2005. At January 28, 1996, the Company has NOL carryforwards for state income tax purposes in various states of $3,050 which are available to offset future state taxable income, if any, expiring at various dates through fiscal 2005. The Company also has an alternative minimum tax credit carryforwards of $19 which are available to reduce future Federal regular income taxes, if any, over an indefinite period.

    As a result of the reorganization which occurred in May 1991, the Company's NOL carryforward, generated prior to the reorganization, has been subject to an annual limitation of $2,285. Any unused portion of the annual NOL limitation can be used without limitation in subsequent years. The valuation allowance at January 28, 1996 relates to the NOL and tax credit carryforwards. Income tax benefits from the utilization of NOL carryforwards increase additional paid-in capital because such income tax benefits are attributable to the loss periods prior to the reorganization. During fiscal 1994, the original estimate of the amount of available NOL carryforwards generated prior to the reorganization and annual limitation, was revised. As a result, the Company was able to utilize more NOL carryforwards for fiscal 1993 which generated an additional tax benefit of $790. This amount has been recorded in the accompanying fiscal 1994 consolidated financial statements as an increase in additional paid-in capital.

(8) STORE CLOSINGS

    The Company closed four of its stores in fiscal 1994, two of its stores in fiscal 1995 and three of its stores in fiscal 1996. Costs associated with the closing of stores, consisting primarily of future lease payments and charges to reduce assets to net realizable value are charged to expense upon the decision to close a store. Included in fiscal 1994 store closing expense is a provision for future lease payments of $505.

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(9) STOCK OPTION PLAN

    During fiscal 1994, the Company adopted a stock option plan under which options to purchase 125,000 shares of common stock may be granted to key employees. The stock option plan was amended in June 1994 to increase the number of options which may be granted under the plan to 200,000. The plan provides that the option price shall not be less than the fair market value of the shares on the date of grant and that unexercised options expire five years from that date. The options become exercisable in equal amounts over a four-year period beginning one year subsequent to the grant date. Information regarding options which were outstanding at the dates indicated is presented below:

                                                                  NUMBER OF
                                                                   SHARES               PRICE
                                                                  ---------             -----
Options outstanding, January 31, 1993.........................          --
Issued........................................................      31,250              $7.20
Canceled......................................................          --
                                                                   -------
Options outstanding, January 30, 1994.........................      31,250              $7.20
Issued........................................................      87,500              $9.20
Canceled......................................................      (1,750)             $9.20
                                                                   -------
Options outstanding, January 29, 1995.........................     117,000          $7.20 - $9.20
Issued........................................................      44,525             $11.375
Canceled......................................................      (3,200)        $9.20 - $11.375
                                                                   -------
Options outstanding, January 28, 1996.........................     158,325         $7.20 - $11.375
Issued (unaudited)............................................      37,150             $12.875
Canceled (unaudited)..........................................      (2,650)        $9.20 - $11.375
                                                                   -------
Options outstanding at July 28, 1996..........................     192,825         $7.20 - $12.875
                                                                   =======

    Options exercisable at the end of fiscal 1994, 1995, 1996 and the twenty-six week period ended July 28, 1996 amounted to -0-; 7,813; 36,375 and 64,063 (unaudited), respectively.

(10) STOCKHOLDERS' EQUITY

    The Company completed a public offering of 1,500,000 shares of its common stock on November 3, 1994 and the Company's underwriters exercised their option to purchase an additional 150,000 common shares on December 2, 1994. The Company received net proceeds from the sale of its common stock (after deducting issuance costs) of $13,246. The holder of the redeemable common stock purchase warrant (who had the right to put the warrant to the Company) exercised the warrant to acquire 350,000 shares of the Company's common stock and participated in the offering as a selling shareholder.

    On June 9, 1994, in connection with the Company's public offering, the Company (i) filed an amendment to its Amended and Restated Articles of Incorporation increasing its authorized shares of common stock from 1,000,000 to 20,000,000 shares and (ii) effected a five-for-two stock split. The increase in authorized shares has been reflected retroactively in the accompanying consolidated financial statements and all applicable dollar, share and earnings per share amounts have been restated to give retroactive effect to the stock split.

                   DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

(11) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Financial results by quarter are as follows:

                                                                                       FIRST       SECOND      THIRD       FOURTH
                                                                                      QUARTER     QUARTER     QUARTER     QUARTER
                                                                                      -------     -------     -------     -------
1995:
    Net sales.....................................................................    $ 53,419    $ 58,702    $ 56,478    $ 73,545
    Gross margin <Fa>.............................................................      17,048      18,892      18,465      24,559
    Net earnings..................................................................         416         617         220       2,877
    Accretion in carrying value of of redeemable common stock purchase warrant....          96          96          96          --
    Net earnings applicable to common stock.......................................         320         521         124       2,877
    Net earnings per share <Fb>...................................................         .16         .26         .06         .74
1996:
    Net sales.....................................................................    $ 54,940    $ 62,592    $ 60,795    $ 78,127
    Gross margin <Fa>.............................................................      18,182      20,211      19,680      25,085
    Net earnings..................................................................         604       1,005         592       2,929
    Net earnings per share........................................................         .15         .25         .15         .73
1997:
    Net sales.....................................................................    $ 59,348    $ 68,426
    Gross margin..................................................................      19,642      22,320
    Net earnings..................................................................         703       1,224
    Net earnings per share........................................................         .18         .30


<Fa>   The pretax LIFO inventory provision for the fiscal year ended January 29, 1995 was estimated to be expense of $225, $75 and $150 in each of the first three quarters, respectively. The annual provision was a $614 credit resulting in a credit of $1,064 in the fourth quarter.
       The pretax LIFO inventory provision for the fiscal year ended January 28, 1996 was estimated to be expense of $-0-, $125 and $125 in each of the first three quarters, respectively. The annual provision was a $378 credit resulting in a credit of $628 in the fourth quarter.

<Fb>   Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in fiscal 1995 does not equal the total computed for the year due to the public offering of common stock which occurred during the fourth quarter of fiscal 1995.

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company has determined the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments. For long-term debt, the fair value is estimated by discounting the future cash flows at rates currently available for similar types of debt instruments. Such fair value approximated the carrying value of long-term debt at January 28, 1996. For notes payable under revolving loan credit facility, fair value approximates the carrying value due to the variable interest rate.

    For all other financial instruments including cash, receivables, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to the short maturity of those instruments.

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                           --------------------------

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
Prospectus Summary.........................................          3
Risk Factors...............................................          6
The Company................................................          8
Use of Proceeds............................................          8
Dividend Policy............................................          8
Capitalization.............................................          9
Price Range of Common Stock................................          9
Selected Consolidated Financial Data.......................         10
Management's Discussion and Analysis of Financial Condition
  and Results of Operations................................         11
Business...................................................         16
Management.................................................         23
Certain Transactions.......................................         28
Principal and Selling Stockholders.........................         29
Description of Capital Stock...............................         31
Shares Eligible for Future Sale............................         31
Underwriting...............................................         32
Legal Matters..............................................         33
Experts....................................................         33
Available Information......................................         33
Index to Consolidated Financial Statements.................        F-1


                                1,260,000 SHARES


                           DUCKWALL-ALCO STORES, INC.

                                  COMMON STOCK
                            ------------------------

                               P R O S P E C T U S
                            ------------------------

                               PIPER JAFFRAY INC.

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                           STIFEL, NICOLAUS & COMPANY

                                  INCORPORATED


                                 October 15, 1996